No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2024

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

Partial Corrections to “Notice of Convocation of the 100th Ordinary General Meeting of Shareholders”

Exhibit 2:

Notice of Convocation of the 100th Ordinary General Meeting of Shareholders of the Company has been uploaded to the Company’s website shown below.

https://global.honda/en/investors/stock_bond/meeting.html

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(HONDA MOTOR CO., LTD. )

/s/ Sumihiro Takahashi
Sumihiro Takahashi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: June 7, 2024

[Translation]

June 8, 2024 (Japan time)

To: Shareholders of Honda Motor Co., Ltd.

From: Toshihiro Mibe

Director, President and Representative Executive Officer

Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Partial Corrections to “Notice of Convocation of

the 100th Ordinary General Meeting of Shareholders”

Honda Motor Co., Ltd. today reported that it made partial corrections to the “Notice of Convocation of the 100th Ordinary General Meeting of Shareholders”, which was published based on the electronic provision on May 27, 2024.

Details are shown below.

Particulars

[Corrections]

The corrections are underlined below.

Page 53 of the “Notice of Convocation of the 100th Ordinary General Meeting of Shareholders”

Business Report for the 100th Fiscal Year 4. CORPORATE OFFICERS

(2) Remuneration, etc. of Directors and Executive Officers (h) Total amount of remuneration by category

[Before correction]

Yen (millions)

Category	Total amount of remuneration, etc.	Total amount by type of remuneration, etc.			Number of eligible Directors (number of persons)
		Fixed remuneration	Performance-linked remuneration
			STI	LTI
Directors (excluding Outside Directors)	300	287	—	12	4
Outside Directors	90	90	—	—	5
Executive Officers	1,361	470	483	406	10
Total	1,752	849	483	419	19

[After correction]

Yen (millions)

Category	Total amount of remuneration, etc.	Total amount by type of remuneration, etc.			Number of eligible Directors (number of persons)
		Fixed remuneration	Performance-linked remuneration
			STI	LTI
Directors (excluding Outside Directors)	300	287	—	12	4
Outside Directors	90	90	—	—	5
Executive Officers	1,395	470	483	440	10
Total	1,786	849	483	453	19

Securities Code Number: 7267

NOTICE OF CONVOCATION OF

THE 100TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD AT BELLESALLE SHINJUKU GRAND, TOKYO, JAPAN

ON JUNE 19, 2024 AT 10:00 A.M.

(This is an abridged translation of the original notice

in the Japanese language mailed on June 3, 2024

to shareholders in Japan, and is for reference purposes only.

In the event of any discrepancy between the translated document and the Japanese original,

the original shall prevail.

The Company assumes no responsibility for this translation

or for direct, indirect or any other forms of damage arising from the translations.)

HONDA MOTOR CO., LTD.

(HONDA GIKEN KOGYO KABUSHIKI KAISHA)

TOKYO, JAPAN

We will propose the election of the following twelve (12) Directors, including six (6) Outside Director candidates.

For details, please refer to the information posted on the websites linked below.

Candidate number		Name	Candidate number		Name	Candidate number		Name

1	Reappointment	Toshihiro Mibe Male	5	Reappointment	Asako Suzuki Non-executive Female	9	Reappointment	Yoichiro Ogawa Outside Independent Non-executive Male

2	Reappointment	Shinji Aoyama Male	6	New appointment	Jiro Morisawa Non-executive Male	10	Reappointment	Kazuhiro Higashi Outside Independent Non-executive Male

3	Reappointment	Noriya Kaihara Male	7	Reappointment	Kunihiko Sakai Outside Independent Non-executive Male	11	Reappointment	Ryoko Nagata Outside Independent Non-executive Female

4	New appointment	Eiji Fujimura Male	8	Reappointment	Fumiya Kokubu Outside Independent Non-executive Male	12	New appointment	Mika Agatsuma Outside Independent Non-executive Female

Websites on Which the Matters Subject to Electronic Provision Are Posted

Company’s website	https://global.honda/en/investors/stock_bond/meeting.html

Tokyo Stock Exchange’s website

https://www2.jpx.co.jp/tseHpFront/JJK020010Action.do?Show=Show

Please access the website linked above, enter and search for either the Company’s name (Honda Motor) or the securities code (7267), and then select “Basic information” and “Documents for public inspection/PR information” to view the information.

Net de Shoshu (online notice of convocation) website	https://s.srdb.jp/7267/ You may view this Notice of Convocation and exercise your voting rights via PC, smartphone, or tablet.

Matters to Be Noted

∎

Regarding the matters subject to electronic provision, the following items are not included in the paper copy to shareholders who have made a request for delivery of documents (paper copies delivered) in accordance with provisions of laws and regulations and Article 15 of the Company’s Articles of Incorporation. The Audit Committee and the financial auditor have audited documents that are subject to audit, including the following matters.

• Business Report:	OUTLINE OF BUSINESS

(Preparing for the Future, Changes in Financial Position and Results of Operations of the Group and the Parent Company, Principal Business Activities, Principal Business Sites, Employees of the Group and the Parent Company);

COMMON STOCK

(Total Number of Shares Issued, Number of Shareholders, Major Shareholders, Shares Issued to Corporate Officers as Compensation for the Performance of Their Duties During the Fiscal Year Ended March 31, 2024);

STOCK WARRANTS;
CORPORATE OFFICERS

(Principal Activities of Outside Directors during the Fiscal Year ended March 31, 2024, Summary of Content of Liability Limitation Contract, Summary of Content of Indemnity Contract, Summary of Content of Directors and Officers Liability Insurance Contract);

FINANCIAL AUDITOR;
THE COMPANY’S SYSTEMS AND POLICIES

(Systems to Ensure the Appropriateness of Operations, Overview of Operating Status for Systems to Ensure the Appropriateness of Operations, Policy Regarding Decisions for Distribution of Dividends, Etc.)

• Consolidated Financial Statements:	Consolidated Statements of Financial Position, Consolidated Statements of Income, Consolidated Statements of Changes in Equity, The Notes to the Consolidated Statutory Report
• Audit Report:	Independent Auditor’s Report, Audit Report of the Audit Committee

∎

In accordance with laws and regulations, the Company has sent the paper copies delivered only to shareholders who have completed the procedures for request for delivery of documents on or before March 31, 2024.

∎	If any revision is made to the matters subject to electronic provision, the revised details will be posted on each of the websites linked above.

REFERENCE MATERIALS FOR THE GENERAL MEETING OF SHAREHOLDERS

ITEM	Election of Twelve (12) Directors

The term of office of each of the eleven (11) current Directors is due to expire at the close of this general meeting of shareholders.

It is proposed that the following twelve (12) Directors, including six (6) Outside Directors, be elected at this meeting.

The names and particulars of the candidates for the position of Directors are provided below.

Candidate number		Name	Current position	Responsibilities

1	Reappointment	Toshihiro Mibe Male	Director, President and Representative Executive Officer	Member of the Nominating Committee Chief Executive Officer Chairman of the Board of Directors

2	Reappointment	Shinji Aoyama Male	Director, Executive Vice President and Representative Executive Officer	Member of the Compensation Committee Risk Management Officer

3	Reappointment	Noriya Kaihara Male	Director, Executive Vice President and Representative Executive Officer	Compliance and Privacy Officer

4	New appointment	Eiji Fujimura Male	Managing Executive Officer	Chief Financial Officer Chief Officer for Corporate Management Operations

5	Reappointment	Asako Suzuki Non-executive Female	Director	Member of the Audit Committee (Full-time)

6	New appointment	Jiro Morisawa Non-executive Male	Operating Executive

7	Reappointment	Kunihiko Sakai Outside Independent Non-executive Male	Director	Member of the Nominating Committee Member of the Audit Committee

8	Reappointment	Fumiya Kokubu Outside Independent Non-executive Male	Director	Member of the Nominating Committee (Chairperson) Member of the Compensation Committee

9	Reappointment	Yoichiro Ogawa Outside Independent Non-executive Male	Director	Member of the Audit Committee (Chairperson) Member of the Compensation Committee

10	Reappointment	Kazuhiro Higashi Outside Independent Non-executive Male	Director	Member of the Nominating Committee Member of the Compensation Committee (Chairperson)

11	Reappointment	Ryoko Nagata Outside Independent Non-executive Female	Director	Member of the Audit Committee

12	New appointment	Mika Agatsuma Outside Independent Non-executive Female	—

Name	Attendance record for the fiscal year ended March 31, 2024 (number of meetings attended/number of meetings held)
	Board of Directors	Nominating Committee	Audit Committee	Compensation Committee

Toshihiro Mibe	12/12 100%	9/9 100%	—	—

Shinji Aoyama	12/12 100%	—	—	9/9 100%

Noriya Kaihara	9/9 100%	—	—	—

Eiji Fujimura	—	—	—	—

Asako Suzuki	12/12 100%	—	10/10 100%	—

Jiro Morisawa	—	—	—	—

Kunihiko Sakai	12/12 100%	9/9 100%	10/10 100%	—

Fumiya Kokubu	12/12 100%	9/9 100%	—	9/9 100%

Yoichiro Ogawa	12/12 100%	—	10/10 100%	9/9 100%

Kazuhiro Higashi	12/12 100%	9/9 100%	—	9/9 100%

Ryoko Nagata	12/12 100%	—	10/10 100%	—

Mika Agatsuma	—	—	—	—

Note:	The attendance record of the Board of Directors of Director Noriya Kaihara shows figures covering the meetings of the Board of Directors held after his assumption of office on June 21, 2023.

∎	(Reference) Nomination Policy of Director Candidates (from “Honda Corporate Governance Basic Policies”)

•

The Director candidates shall be exceptional persons who are familiar with corporate management or the Company Group’s business, and have superior character and insight, irrespective of gender, nationality, and other such individual attributes. In nominating such candidates, the Nominating Committee shall consider the balance of gender, internationality, and experience and specialization in each field.

•

The Outside Director candidates shall have abundant experience and deep insight in fields such as corporate management, the legal, public administration, accounting, or education, and shall be capable of overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint based on the standpoint independent from the Company Group.

Name	Skills								Committee to be appointed
	Corporate management	Internationality	Industrial experience	New business strategies	HR	Accounting & finance	Legal & risk management	ESG & sustainability	Nominating	Audit	Compensation

Toshihiro Mibe	●	●	●	●	●	●	●	●

Shinji Aoyama	●	●	●	●	●		●	●

Noriya Kaihara	●	●	●		●		●	●

Eiji Fujimura	●	●	●		●	●	●

Asako Suzuki		●	●		●	●	●

Jiro Morisawa		●	●			●

Kunihiko Sakai		●					●

Fumiya Kokubu	●	●		●	●

Yoichiro Ogawa	●	●			●	●

Kazuhiro Higashi	●			●	●	●	●

Ryoko Nagata				●	●			●

Mika Agatsuma		●		●			●

: Chairperson of the Committee

Please refer to the next page for the reasoning behind the selection of the skills.

∎	Reasons for Selecting the Skills

The Company has identified the following skills required for the Board of Directors to fulfill its role of making decisions with respect to the basic management policies of the Company Group and other equivalent matters and overseeing the performance by the Directors and Executive Officers of their duties, with the aim of achieving the “2030 Vision.”

1	Toshihiro Mibe	Date of birth July 1, 1961	Reappointment

Current position	Director, President and Representative Executive Officer	Responsibilities	Member of the Nominating Committee Chief Executive Officer Chairman of the Board of Directors
● Number of shares of the Company held 94,500 shares		● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)
● Special interest between the candidate and the Company None		Board of Directors 12/12 (100%) Nominating Committee 9/9 (100%)
● Term of office as Director (as of the close of this Meeting) 4 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1987	Joined Honda Motor Co., Ltd.	Apr. 2020	Senior Managing Officer

Apr. 2014	Operating Officer	Apr. 2020	In Charge of Mono-zukuri (Research & Development, Production, Purchasing, Quality, Parts, Service, Intellectual Property, Standardization and IT)

Apr. 2014	Executive in Charge of Powertrain Business for Automobile Operations	Apr. 2020	Risk Management Officer

Apr. 2014	Head of Powertrain Production Supervisory Unit of Automobile Production for Automobile Operations	Jun. 2020	Senior Managing Director

Apr. 2015	Executive in Charge of Powertrain Business and Drivetrain Business for Automobile Operations	Jun. 2020	Director in Charge of Mono-zukuri (Research & Development, Production, Purchasing, Quality, Parts, Service, Intellectual Property, Standardization and IT)

Apr. 2015	Head of Drivetrain Business Unit in Automobile Production for Automobile Operations	Apr. 2021	President and Representative Director

Apr. 2016	Senior Managing Officer and Director of Honda R&D Co., Ltd.	Apr. 2021	Chief Executive Officer (present)

Apr. 2018	Managing Officer of the Company	Jun. 2021	Director, President and Representative Executive Officer (present)

Apr. 2018	Executive Vice President and Director of Honda R&D Co., Ltd.	Jun. 2021	Member of the Nominating Committee (present)

Apr. 2019	President and Representative Director of Honda R&D Co., Ltd.	Apr. 2024	Chairman of the Board of Directors (present)

Apr. 2019	In Charge of Intellectual Property and Standardization of the Company

 Reasons for nomination as a candidate for position of Director

Mr. Toshihiro Mibe has broad experience primarily in the areas of R&D and production, and is familiar with the Company Group’s business including overseas operations.

In the fiscal year ended March 31, 2024, he has properly fulfilled his duties as Director, President and Representative Executive Officer, and Chief Executive Officer of the Company by demonstrating strong leadership and being responsible for the management of the entire Company Group, as well as overseeing business execution.

He has been nominated as a candidate for Director again, given that he is an exceptional person with both superior character and insight and is well qualified for assuming a role in overseeing the entire business management of the Company in order to achieve the realization of 2030 Vision, 2050 carbon neutrality, and zero traffic collision fatalities.

After his appointment, he will serve as a Member of the Nominating Committee.

2	Shinji Aoyama	Date of birth December 25, 1963	Reappointment

Current position	Director, Executive Vice President and Representative Executive Officer	Responsibilities	Member of the Compensation Committee Risk Management Officer
● Number of shares of the Company held 107,900 shares		● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)
● Special interest between the candidate and the Company None		Board of Directors 12/12 (100%) Compensation Committee 9/9 (100%)
● Term of office as Director (as of the close of this Meeting) 6 years (in total)

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1986	Joined Honda Motor Co., Ltd.	Apr. 2019	President, Chief Executive Officer and Director of Honda North America, Inc.

Apr. 2012	Operating Officer	Apr. 2019	President, Chief Executive Officer and Director of American Honda Motor Co., Inc.

Apr. 2013	Chief Officer for Motorcycle Operations	Jul. 2021	Managing Officer in Charge of Electrification of the Company

Jun. 2013	Operating Officer and Director	Oct. 2021	Managing Executive Officer

Apr. 2017	Chief Officer for Regional Operations (Asia & Oceania)	Apr. 2022	Senior Managing Executive Officer

Apr. 2017	President, Chief Executive Officer and Director of Asian Honda Motor Co., Ltd.	Apr. 2022	Chief Officer for Business Development Operations

Jun. 2017	Operating Officer of the Company (resigned from position as Director)	Apr. 2022	Corporate Brand Officer

Apr. 2018	Managing Officer	Jun. 2022	Chief Officer for Automobile Operations

Apr. 2018	Vice Chief Officer for Regional Operations (North America)	Jun. 2022	Director and Senior Managing Executive Officer

Apr. 2018	Senior Executive Vice President, Chief Operating Officer and Director of Honda North America, Inc.	Apr. 2023	Director, Executive Vice President and Representative Executive Officer (present)

Apr. 2018	Senior Executive Vice President, Chief Operating Officer and Director of American Honda Motor Co., Inc.	Apr. 2023	Chief Operating Officer

Nov. 2018	President, Chief Operating Officer and Director of Honda North America, Inc.	Apr. 2023	Member of the Compensation Committee (present)

Nov. 2018	President, Chief Operating Officer and Director of American Honda Motor Co., Inc.	Apr. 2023	Risk Management Officer (present)

Apr. 2019	Chief Officer for Regional Operations (North America) of the Company	Apr. 2023	In Charge of Government and Industry Relations

 Reasons for nomination as a candidate for position of Director

Mr. Shinji Aoyama has broad experience primarily in the area of sales and marketing in the Motorcycle Operations, as well as abundant international experience, and is familiar with the Company Group’s business including overseas operations.

In the fiscal year ended March 31, 2024, he has properly fulfilled his duties as Director, Executive Vice President and Representative Executive Officer and Chief Operating Officer by demonstrating strong leadership and contributing to the business from a global perspective, as well as overseeing business execution.

He has been nominated as a candidate for Director again, given that he is an exceptional person with both superior character and insight and is well qualified for assuming a role in overseeing the entire business management of the Company in order to achieve the realization of 2030 Vision, 2050 carbon neutrality, and zero traffic collision fatalities.

3	Noriya Kaihara	Date of birth August 4, 1961	Reappointment

Current position	Director, Executive Vice President and Representative Executive Officer	Responsibilities	Compliance and Privacy Officer
● Number of shares of the Company held 92,400 shares		● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)
● Special interest between the candidate and the Company None		Board of Directors 9/9 (100%)
● Term of office as Director (as of the close of this Meeting) 5 years (in total)

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1984	Joined Honda Motor Co., Ltd.	Apr. 2020	Head of Business Supervisory Unit for Automobile Operations

Apr. 2012	General Manager of Automobile Quality Assurance Division	Apr. 2021	Chief Officer for Customer First Operations

Apr. 2013	Operating Officer	Apr. 2021	Risk Management Officer

Apr. 2013	Chief Quality Officer	Jun. 2021	Managing Executive Officer

Jun. 2013	Operating Officer and Director	Oct. 2021	Managing Officer

Apr. 2014	Chief Officer for Customer Service Operations	Oct. 2021	Chief Officer for Regional Operations (North America)

Apr. 2014	Head of Service Supervisory Unit for Automobile Operations	Oct. 2021	President, Chief Executive Officer and Director of American Honda Motor Co., Inc.

Apr. 2016	Chief Officer for Customer First Operations	Apr. 2023	Senior Managing Executive Officer of the Company

Jun. 2017	Operating Officer (resigned from position as Director)	Jun. 2023	Director, Senior Managing Executive Officer

Apr. 2018	Managing Officer	Apr. 2024	Director, Executive Vice President and Representative Executive Officer (present)

Apr. 2018	Chief Officer for Purchasing Operations	Apr. 2024	Compliance and Privacy Officer (present)

 Reasons for nomination as a candidate for position of Director

Mr. Noriya Kaihara has broad experience primarily in the area of service, quality and purchasing, as well as abundant international experience, and is familiar with the Company Group’s business including overseas operations.

In the fiscal year ended March 31, 2024, he has properly fulfilled his duties as Director, Senior Managing Executive Officer, and an officer responsible for North America by demonstrating strong leadership to increase the joy of customers and contributing to the business from a global perspective, as well as overseeing business execution.

He has been nominated as a candidate for Director again, given that he is an exceptional person with both superior character and insight and is well qualified for assuming a role in overseeing the entire business management of the Company in order to achieve the realization of 2030 Vision, 2050 carbon neutrality, and zero traffic collision fatalities.

4	Eiji Fujimura	Date of birth September 1, 1970	New appointment

Current position	Managing Executive Officer	Responsibilities	Chief Financial Officer Chief Officer for Corporate Management Operations
● Number of shares of the Company held 9,000 shares
● Special interest between the candidate and the Company None
● Term of office as Director (as of the close of this Meeting) –

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1993	Joined Honda Motor Co., Ltd.	Apr. 2022	Head of Accounting and Finance Supervisory Unit

Apr. 2017	General Manager of Finance Division for Business Management Operations	Apr. 2023	Executive Officer

Apr. 2019	General Manager of Regional Operation Planning Division for Regional Operations (North America)	Apr. 2023	Chief Financial Officer (present)

Apr. 2021	Operating Executive	Apr. 2023	Chief Officer for Corporate Management Operations (present)

Apr. 2021	Chief Officer for Business Management Operations and General Manager of Accounting Division for Business Management Operations	Apr. 2024	Managing Executive Officer (present)

 Reasons for nomination as a candidate for position of Director

Mr. Eiji Fujimura has broad experience primarily in the area of accounting and finance, as well as abundant international experience, and is familiar with the Company Group’s business including overseas operations.

In the fiscal year ended March 31, 2024, he has properly fulfilled his duties as Chief Financial Officer and Chief Officer for Corporate Management Operations by demonstrating high degree of expertise and strong leadership, and being responsible for business execution of the entire Company Group.

He has been newly nominated as a candidate for Director, given that he is an exceptional person with both superior character and insight and is well qualified for assuming a role in overseeing the entire business management of the Company in order to achieve the realization of 2030 Vision, 2050 carbon neutrality, and zero traffic collision fatalities.

After his appointment, he will serve as a Member of the Compensation Committee.

5	Asako Suzuki	Date of birth January 28, 1964	Reappointment

Current position	Director	Responsibilities	Member of the Audit Committee (Full-time)
● Number of shares of the Company held 78,800 shares		● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)
● Special interest between the candidate and the Company None		Board of Directors 12/12 (100%) Audit Committee 10/10 (100%)
● Term of office as Director (as of the close of this Meeting) 3 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1987	Joined Honda Motor Co., Ltd.	Apr. 2019	Chief Officer for Human Resources and Corporate Governance Operations

Apr. 2014	President of Dongfeng Honda Automobile Co., Ltd.	Apr. 2020	Operating Executive

Apr. 2016	Operating Officer of the Company	Jun. 2021	Director (present)

Apr. 2018	Vice Chief Officer for Regional Operations (Japan)	Jun. 2021	Member of the Audit Committee (Full-time) (present)

 Reasons for nomination as a candidate for position of Director

Ms. Asako Suzuki has broad experience primarily in the area of sales and marketing, accounting and finance, human resources and corporate governance, as well as abundant international experience, and is familiar with the Company Group’s business including overseas operations.

In the fiscal year ended March 31, 2024, she has properly fulfilled her duties as Director and a Member of the Audit Committee by auditing and overseeing the execution of duties by Directors and Executive Officers.

She has been nominated as a candidate for Director again, given that she is an exceptional person with both superior character and insight and is well qualified for assuming a role in overseeing the entire business management of the Company with a broad perspective from an objective and highly sophisticated viewpoint.

After her appointment, she will serve as a Member of the Audit Committee.

6	Jiro Morisawa	Date of birth February 24, 1967	New appointment

Current position	Operating Executive
● Number of shares of the Company held 29,700 shares
● Special interest between the candidate and the Company None
● Term of office as Director (as of the close of this Meeting) –

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1989	Joined Honda Motor Co., Ltd.	Apr. 2019	Chief Officer for Business Management Operations

Apr. 2016	General Manager of Regional Operation Planning Office for Regional Operations (Japan)	Apr. 2020	Operating Executive (present)

Apr. 2017	General Manager of Accounting Division for Business Management Operations	Apr. 2020	Chief Officer for Business Management Operations

Apr. 2018	Vice Chief Officer for Business Management Operations and General Manager of Accounting Division for Business Management Operations	Apr. 2021	President and Director of American Honda Finance Corporation

Apr. 2019	Operating Officer

 Reasons for nomination as a candidate for position of Director

Mr. Jiro Morisawa has broad experience primarily in the area of accounting and finance, as well as abundant international experience, and is familiar with the Company Group’s business including overseas operations.

In the fiscal year ended March 31, 2024, he demonstrated high degree of expertise and strong leadership as President and Director of American Honda Finance Corporation and has achieved satisfactory results through contributing to the business from a global perspective.

He has been newly nominated as a candidate for Director, given that he is an exceptional person with both superior character and insight and is well qualified for assuming a role in overseeing the entire business management of the Company in order to achieve the realization of 2030 Vision, 2050 carbon neutrality, and zero traffic collision fatalities.

After his appointment, he will serve as a Member of the Audit Committee.

7	Kunihiko Sakai	Date of birth March 4, 1954	Reappointment Outside Independent Director

Current position	Director	Responsibilities	Member of the Nominating Committee Member of the Audit Committee
● Number of shares of the Company held 6,100 shares		● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)
● Special interest between the candidate and the Company None		Board of Directors 12/12 (100%) Nominating Committee 9/9 (100%) Audit Committee 10/10 (100%)
● Term of office as Outside Director (as of the close of this Meeting) 5 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1979	Public Prosecutor of Tokyo District Public Prosecutors’ Office	Jun. 2018	Outside Audit & Supervisory Board Member of Furukawa Electric Co., Ltd. (present)

Jul. 2014	Superintending Prosecutor of Takamatsu High Public Prosecutors’ Office	Jun. 2019	Outside Director (Audit and Supervisory Committee Member) of the Company

Sep. 2016	Superintending Prosecutor of Hiroshima High Public Prosecutors’ Office (resigned in March 2017)	Jun. 2021	Outside Director (present)

Apr. 2017	Registered with the Dai-Ichi Tokyo Bar Association	Jun. 2021	Member of the Nominating Committee (present)

Apr. 2017	Advisor Attorney to TMI Associates (present)	Jun. 2021	Member of the Audit Committee (present)

(Significant concurrent positions)
Lawyer, Advisor Attorney to TMI Associates, Outside Audit & Supervisory Board Member of Furukawa Electric Co., Ltd.

1.	Reasons for nomination as a candidate for position of Outside Director

Mr. Kunihiko Sakai has high expertise and abundant experience as a legal affairs specialist having served as Public Prosecutor and a lawyer, including posts of Superintending Prosecutor at High Public Prosecutors’ Offices from July 2014 to March 2017.

He has properly fulfilled his duties as Outside Director who is an Audit and Supervisory Committee Member since June 2019, and as Outside Director and a Member of the Nominating Committee and the Audit Committee since June 2021, by auditing and overseeing the entire business management of the Company from an independent standpoint.

He has no experience in corporate management except serving as Outside Director or Outside Corporate Auditor. However, he has been nominated as a candidate for Outside Director again, given that he is an exceptional person with both superior character and insight, in order for him to continue to assume a role in overseeing the entire business management of the Company with a broad perspective from an objective and highly sophisticated viewpoint.

2.	Roles expected to fulfill after appointment

After his appointment, he is expected to continue to contribute to strengthening the supervisory function of the Company’s management. He is also expected to fulfill a role in strengthening the transparency and objectivity of the process of selecting candidates for Directors, as well as strengthening the audit function, as a Member of the Nominating Committee and the Audit Committee.

3.	Other matters related to the Outside Director candidate

(1)	Mr. Kunihiko Sakai is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

(2)

Mr. Kunihiko Sakai fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.” The Company has appointed him as an Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange and reported his appointment to the Tokyo Stock Exchange. If he is re-elected and assumes the position of Director, the Company plans to continue his appointment as an Independent Outside Director.

8	Fumiya Kokubu	Date of birth October 6, 1952	Reappointment Outside Independent Director

Current position	Director	Responsibilities	Member of the Nominating Committee (Chairperson) Member of the Compensation Committee
● Number of shares of the Company held 4,500 shares		● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)
● Special interest between the candidate and the Company None		Board of Directors 12/12 (100%) Nominating Committee 9/9 (100%) Compensation Committee 9/9 (100%)
● Term of office as Outside Director (as of the close of this Meeting) 4 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1975	Joined Marubeni Corporation	Jun. 2021	Member of the Nominating Committee (Chairperson) (present)

Apr. 2013	President and CEO, Member of the Board of Marubeni Corporation	Jun. 2021	Member of the Compensation Committee (present)

Apr. 2019	Chairman of the Board of Marubeni Corporation (present)	May 2022	Chairperson of Japan Machinery Center for Trade and Investment (present)

Jun. 2019	Outside Director of Taisei Corporation (present)	May 2022	Chairman of Japan Foreign Trade Council, Inc. (present)

Jun. 2020	Outside Director of the Company (present)

(Significant concurrent positions)

Chairman of the Board of Marubeni Corporation, Outside Director of Taisei Corporation, Chairperson of Japan Machinery Center for Trade and Investment, Chairman of Japan Foreign Trade Council, Inc.

 1. Reasons for nomination as a candidate for position of Outside Director

Mr. Fumiya Kokubu held positions of President and CEO, and Chairman of the Board of Marubeni Corporation from April 2013, and has abundant experience and deep insight regarding corporate management.

He has properly fulfilled his duties as Outside Director since June 2020, and additionally as the Chairperson of the Nominating Committee and a Member of the Compensation Committee since June 2021 by overseeing the entire business management of the Company from an independent standpoint.

He has been nominated as a candidate for Outside Director again, given that he is an exceptional person with both superior character and insight, in order for him to continue to assume a role in overseeing the entire business management of the Company with a broad perspective from an objective and highly sophisticated viewpoint.

 2. Roles expected to fulfill after appointment

After his appointment, he is expected to continue to contribute to strengthening the supervisory function of the Company’s management. He is also expected to fulfill a role in strengthening the transparency and objectivity of the process of selecting candidates for Directors and the process of determining the compensation of Directors and Executive Officers, as the Chairperson of the Nominating Committee and a Member of the Compensation Committee.

 3. Other matters related to the Outside Director candidate

(1)	Mr. Fumiya Kokubu is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

(2)

Marubeni Corporation, to which Mr. Fumiya Kokubu currently belongs, the Company and their respective consolidated subsidiaries have business relationships. However, the amount of transactions between them in the fiscal year ended March 31, 2024 is less than 1% of the consolidated sales revenue of the Company and the other party, and Mr. Fumiya Kokubu fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.” The Company has appointed him as an Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange and reported his appointment to the Tokyo Stock Exchange. If he is re-elected and assumes the position of Director, the Company plans to continue his appointment as an Independent Outside Director.

9	Yoichiro Ogawa	Date of birth February 19, 1956	Reappointment Outside Independent Director

Current position	Director	Responsibilities	Member of the Audit Committee (Chairperson) Member of the Compensation Committee
● Number of shares of the Company held 3,100 shares		● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)
● Special interest between the candidate and the Company None		Board of Directors 12/12 (100%) Audit Committee 10/10 (100%) Compensation Committee 9/9 (100%)
● Term of office as Outside Director (as of the close of this Meeting) 3 years

● Resume, current position, responsibilities and significant concurrent positions
Oct. 1980	Joined Tohmatsu & Aoki Audit Corporation (currently Deloitte Touche Tohmatsu LLC)	Jun. 2018	Senior Advisor of Deloitte Tohmatsu Group (resigned in October 2018)

Mar. 1984	Registered as Japanese Certified Public Accountant	Nov. 2018	Founder of Yoichiro Ogawa CPA Office (present)

Oct. 2013	Deputy CEO of Deloitte Touche Tohmatsu LLC	Jun. 2020	Independent Audit and Supervisory Board Member of Recruit Holdings Co., Ltd. (present)

Oct. 2013	Deputy CEO of Tohmatsu Group (currently Deloitte Tohmatsu Group)	Jun. 2021	Outside Director of the Company (present)

Jun. 2015	Global Managing Director for Asia Pacific of Deloitte Touche Tohmatsu Limited (United Kingdom) (resigned in May 2018)	Jun. 2021	Member of the Audit Committee (Chairperson) (present)

Jul. 2015	CEO of Deloitte Tohmatsu Group	Jun. 2021	Member of the Compensation Committee (present)

(Significant concurrent positions) Certified Public Accountant, Founder of Yoichiro Ogawa CPA Office, Independent Audit and Supervisory Board Member of Recruit Holdings Co., Ltd.

1.	Reasons for nomination as a candidate for position of Outside Director

Mr. Yoichiro Ogawa has high expertise and abundant experience as an accounting specialist having served as a Certified Public Accountant for many years, including posts of CEO of Deloitte Tohmatsu Group from July 2015 to May 2018.

He has properly fulfilled his duties as Outside Director, the Chairperson of the Audit Committee and a Member of the Compensation Committee since June 2021 by auditing and overseeing the entire business management of the Company from an independent standpoint.

He has been nominated as a candidate for Outside Director again, given that he is an exceptional person with both superior character and insight, in order for him to continue to assume a role in overseeing the entire business management of the Company with a broad perspective from an objective and highly sophisticated viewpoint.

2.	Roles expected to fulfill after appointment

After his appointment, he is expected to continue to contribute to strengthening the supervisory function of the Company’s management. He is also expected to fulfill a role in strengthening the audit function, as well as strengthening the transparency and objectivity of the process of determining the compensation of Directors and Executive Officers, as the Chairperson of the Audit Committee and a Member of the Compensation Committee.

3.	Other matters related to the Outside Director candidate

(1)	Mr. Yoichiro Ogawa is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

(2)

Mr. Yoichiro Ogawa formerly belonged to Deloitte Tohmatsu Group, which has business relationships with the Company and its consolidated subsidiaries. However, he has no relationship with the Group since October 2018. Mr. Yoichiro Ogawa therefore fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.” The amount of transactions between them in the fiscal year ended March 31, 2024 is less than 1% of the consolidated sales revenue of the Company and the other party. The Company has appointed him as an Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange and reported his appointment to the Tokyo Stock Exchange. If he is re-elected and assumes the position of Director, the Company plans to continue his appointment as an Independent Outside Director.

10	Kazuhiro Higashi	Date of birth April 25, 1957	Reappointment Outside Independent Director

Current position	Director	Responsibilities	Member of the Nominating Committee Member of the Compensation Committee (Chairperson)
● Number of shares of the Company held 3,100 shares		● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)
● Special interest between the candidate and the Company None		Board of Directors 12/12 (100%) Nominating Committee 9/9 (100%) Compensation Committee 9/9 (100%)
● Term of office as Outside Director (as of the close of this Meeting) 3 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1982	Joined Resona Group	Apr. 2020	Chairman and Director of Resona Holdings, Inc. (resigned in June 2022)

Apr. 2013	Director of Resona Holdings, Inc.	Apr. 2020	Chairman and Director of Resona Bank, Limited (resigned in June 2022)

Apr. 2013	President and Representative, Executive Officer of Resona Holdings, Inc.	Jun. 2020	Outside Director of Sompo Holdings, Inc. (present)

Apr. 2013	Representative Director, President and Executive Officer of Resona Bank, Limited	Jun. 2021	Outside Director of the Company (present)

Jun. 2013	Chairman of Osaka Bankers Association (resigned in June 2014)	Jun. 2021	Member of the Nominating Committee (present)

Apr. 2017	Chairman of the Board, President and Representative Director of Resona Bank, Limited	Jun. 2021	Member of the Compensation Committee (Chairperson) (present)

Jun. 2017	Chairman of Osaka Bankers Association (resigned in June 2018)	Jun. 2022	Senior Advisor of Resona Holdings, Inc. (present)

Apr. 2018	Chairman of the Board, President, Representative Director and Executive Officer of Resona Bank, Limited	Jun. 2022	Senior Advisor of Resona Bank, Limited (present)

(Significant concurrent positions) Outside Director of Sompo Holdings, Inc.

1.	Reasons for nomination as a candidate for position of Outside Director

Mr. Kazuhiro Higashi held positions of President and Chairman of Resona Holdings, Inc. from April 2013 to June 2022, and has abundant experience and deep insight regarding corporate management. He has properly fulfilled his duties as Outside Director, the Chairperson of the Compensation Committee and a Member of the Nominating Committee since June 2021 by overseeing the entire business management of the Company from an independent standpoint. He has been nominated as a candidate for Outside Director again, given that he is an exceptional person with both superior character and insight, in order for him to continue to assume a role in overseeing the entire business management of the Company with a broad perspective from an objective and highly sophisticated viewpoint.

2.	Roles expected to fulfill after appointment

After his appointment, he is expected to continue to contribute to strengthening the supervisory function of the Company’s management. He is also expected to fulfill a role in strengthening the transparency and objectivity of the process of determining the compensation of Directors and Executive Officers and the process of selecting candidates for Directors, as the Chairperson of the Compensation Committee and a Member of the Nominating Committee.

3.	Other matters related to the Outside Director candidate

(1)	Mr. Kazuhiro Higashi is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

(2)

The Company Group’s aggregate amount of borrowings in the fiscal year ended March 31, 2024 from banks affiliated with Resona Holdings, Inc. where Mr. Kazuhiro Higashi held the position of Chairman and Director until June 2022, is less than 1% of the amount of consolidated total assets of either of the two companies. Accordingly, Mr. Kazuhiro Higashi fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.” The Company has appointed him as an Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange and reported his appointment to the Tokyo Stock Exchange. If he is re-elected and assumes the position of Director, the Company plans to continue his appointment as an Independent Outside Director.

(3)

Sompo Japan Insurance Inc., a subsidiary of Sompo Holdings, Inc., where Mr. Kazuhiro Higashi has held the position of Outside Director since June 2020, has been involved in conduct considered to be in conflict with the Antimonopoly Act and improper conduct in light of the same act, as well as inappropriate response by the said company in relation to fraudulent automobile insurance claims by used car dealers during his term of office.

While the details of these incidents are as per the content of an administrative penalty imposed by the Financial Services Agency and as reported by the independent investigation committee consisting of third parties established by Sompo Japan Insurance Inc., Mr. Kazuhiro Higashi performed his duties appropriately by making recommendations regularly on exemplary initiatives for the Group’s compliance as necessary, and after the incidents were identified, he made recommendations for legal compliance and importance of strengthening internal controls.

11	Ryoko Nagata	Date of birth July 14, 1963	Reappointment Outside Independent Director

Current position	Director	Responsibilities	Member of the Audit Committee
● Number of shares of the Company held 3,100 shares		● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)
● Special interest between the candidate and the Company None		Board of Directors 12/12 (100%) Audit Committee 10/10 (100%)
● Term of office as Outside Director (as of the close of this Meeting) 3 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1987	Joined Japan Tobacco Inc.	Jun. 2021	Member of the Audit Committee (present)

Jun. 2008	Executive Officer of Japan Tobacco Inc.	Mar. 2023	External Corporate Auditor of Medley, Inc. (present)

Mar. 2018	Standing Audit & Supervisory Board Member of Japan Tobacco Inc. (resigned in March 2023)	Jun. 2023	Outside Director of UACJ Corporation (present)

Jun. 2021	Outside Director of the Company (present)

(Significant concurrent positions)
External Corporate Auditor of Medley, Inc., Outside Director of UACJ Corporation

1. Reasons for nomination as a candidate for position of Outside Director

Ms. Ryoko Nagata held positions of Executive Officer and Audit & Supervisory Board Member of Japan Tobacco Inc. from June 2008 to March 2023, and has abundant experience and deep insight regarding new business strategies and audit.

She has properly fulfilled her duties as Outside Director and a Member of the Audit Committee since June 2021 by auditing and overseeing the entire business management of the Company from an independent standpoint.

She has been nominated as a candidate for Outside Director again, given that she is an exceptional person with both superior character and insight, in order for her to continue to assume a role in overseeing the entire business management of the Company with a broad perspective from an objective and highly sophisticated viewpoint.

2. Roles expected to fulfill after appointment

After her appointment, she is expected to continue to contribute to strengthening the supervisory function of the Company’s management. She is also expected to fulfill a role in strengthening the audit function, as a Member of the Audit Committee.

3. Other matters related to the Outside Director candidate

(1)   Ms. Ryoko Nagata is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

(2)   Ms. Ryoko Nagata fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.” The Company has appointed her as an Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange and reported her appointment to the Tokyo Stock Exchange. If she is re-elected and assumes the position of Director, the Company plans to continue her appointment as an Independent Outside Director.

12	Mika Agatsuma	Date of birth June 8, 1964	New appointment Outside Independent Director

Current position	–
● Number of shares of the Company held –
● Special interest between the candidate and the Company None
● Term of office as Outside Director (as of the close of this Meeting) –

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1987	Joined IBM Japan, Ltd.	Oct. 2022	Managing Partner of IBM Japan, Ltd. (resigned in March 2024)

Aug. 2017	Vice President of IBM Japan, Ltd.	Oct. 2022	In charge of Hybrid Cloud Services for IBM Consulting of IBM Japan, Ltd.

Aug. 2017	In charge of Cloud Application Innovation for Global Business Services of IBM Japan, Ltd.	Jun. 2023	In charge of Hybrid Cloud Platform for IBM Consulting of IBM Japan, Ltd.

(Significant concurrent positions)
Employee of IBM Japan, Ltd.

1. Reasons for nomination as a candidate for position of Outside Director

Ms. Mika Agatsuma held a position of Managing Partner of IBM Japan, Ltd. from October 2022 until March 2024 and has abundant experience and deep insight regarding the area of IT.

She has been newly nominated as a candidate for Outside Director, given that she is an exceptional person with both superior character and insight, in order for her to oversee the entire business management of the Company with a broad perspective from an objective and highly sophisticated viewpoint.

2. Roles expected to fulfill after appointment

After her appointment, she is expected to contribute to strengthening the supervisory function of the Company’s management. She is also expected to serve as a Member of the Nominating Committee to fulfill a role in strengthening the transparency and objectivity of the process of selecting candidates for Director.

3. Other matters related to the Outside Director candidate

(1)   Ms. Mika Agatsuma is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

(2)   Ms. Mika Agatsuma, until March 2024, held a position of Managing Partner of IBM Japan, Ltd., a Japanese subsidiary of IBM Corporation, which has business relationships with the Company and its consolidated subsidiaries. However, the amount of transactions between them in the fiscal year ended March 31, 2024 is less than 1% of the consolidated sales revenue of the Company and the other party, and Ms. Mika Agatsuma fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.” If she is elected and assumes the position of Director, the Company plans to appoint her as an Independent Outside Director and report her appointment as Independent Outside Director to the Tokyo Stock Exchange.

(3)   Ms. Mika Agatsuma is scheduled to resign from IBM Japan, Ltd. on June 18, 2024.

Notes:	1.	Summary of Content of Limited Liability Contract

Based on Article 427, Paragraph 1 of the Companies Act and Article 27, Paragraph 2 of the Articles of Incorporation of the Company, the Company has entered into contracts with all Outside Directors, which limit their liability for damages as stipulated in Article 423, Paragraph 1 of the Companies Act, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Companies Act.

If the candidates who are incumbent Directors are re-elected and assume the positions of Director, the Company plans to continue such limited liability contract with each of them. In addition, if Ms. Mika Agatsuma is elected and assume the position of Director, the Company plans to enter into a limited liability contract with her with the same contents.

	2.	Summary of Content of Indemnity Contract

The Company has entered into indemnity contracts with all Directors and Executive Officers, in accordance with Article 430-2, Paragraph 1 of the Companies Act, and the Company indemnifies them for expenses set forth in Item 1 of the same Paragraph to the extent stipulated by laws.

If the twelve (12) candidates are re-elected or elected and assume the positions of Director, the Company plans to continue or enter into such indemnity contract with each of them.

	3.	Summary of Content of Directors and Officers Liability Insurance Contract

Based on Article 430-3, Paragraph 1 of the Companies Act, the Company has entered into a directors and officers liability insurance contract that includes all Directors and Executive Officers as the insured with an insurance company. The insurance contract covers legal damages and litigation expenses to be borne by the insured.

If the twelve (12) candidates are re-elected or elected and assume the positions of Director, each Director will be an insured in the insurance contract. The Company intends to renew the contract under the same conditions during the term of office.

∎ Criteria for Independence of Outside Directors

The Company’s board of directors will determine that an outside director is sufficiently independent from the Company if it determines that the said outside director satisfies the independence criteria stipulated by the Tokyo Stock Exchange and the requirements set forth below:

1.	He/She is not, and has never been, any of the following during the last year:

1)	a person who executes the business (*1) of a large shareholder (*2) of the Company;

2)	a person who executes the business of (i) a major customer (*3) of the Company, or (ii) a company of which the Company is a major customer;

3)	a person who executes the business of a major lender (*4) of the Company Group;

4)	a person who executes the business of an audit corporation which conducts statutory audits for the Company or a person who handles the audit functions of the Company;

5)

a consultant, an accounting specialist, or a legal expert (or, if the person in question is a corporation, an association, or any other similar organization, then a person who executes the business of that corporation, etc.) who receives a large amount (*5) of money, etc. from the Company, other than remuneration paid to directors of the Company

2.	No family member or close relative (*6) of the outside director currently falls or at any point of time during the last year fell under any of items 1) through 5) in paragraph 1 above.

[End]

Established on May 15, 2015

Partly amended on June 15, 2017

Partly amended on February 9, 2021

*1	A “person who executes the business” means an executive director, an executive officer, or an important employee including operating officer.

*2	A “large shareholder” means a shareholder who directly or indirectly holds shares representing 10% or more of the total number of voting rights of the Company as of the end of a fiscal year.

*3

A “major customer” means a customer of the Company where the annual amount of transactions between the customer and the Company exceeds 2% of the consolidated sales revenue of the Company or the said customer.

*4

A “major lender” means a financial institution from which the Company Group borrows, where the aggregate amount of such borrowings exceeds 2% of the amount of consolidated total assets of the Company or the financial institution as at the end of a fiscal year.

*5	A person receives a “large amount” if he/she receives consideration from the Company in excess of 10 million yen per year.

*6	A “family member or close relative” means a spouse or first or second degree relative of an outside director.

Corporate Governance Initiatives (reference)

∎ Basic Approach to Corporate Governance

The Company strives to enhance corporate governance as one of the most important tasks for its management, based on the Company’s basic principle, in order to further strengthen the trust of our shareholders/investors and other stakeholders; encourage timely, decisive and risk-considered decision-making; seek sustainable growth and the enhancement of corporate value over the medium- to long-term; and become “a company society wants to exist.”

In order to clearly segregate the supervisory function and execution function of management and to strengthen the supervisory function and to enable prompt and flexible decisions, the Company has “Nominating Committee,” “Audit Committee,” and “Compensation Committee,” each of which is composed of more than one half of Outside Directors, and has adopted a company with three committees structure which allows broad delegation of the business execution authority from Board of Directors to the Executive Officers.

We are making efforts to appropriately disclose corporate information including the release and disclosure of quarterly financial results and management policies in a timely and accurate manner to bolster trust and appreciation from shareholders/investors and other stakeholders. Going forward, we will continue to strive to ensure the transparency of our management.

For the Company’s basic approach to corporate governance, please refer to “Honda Corporate Governance Basic Policies” (the URL below).

“Honda Corporate Governance Basic Policies”

https://global.honda/en/investors/policy/governance.html

∎ Corporate Governance System (as of March 31, 2024)

∎	Activities of the Board and Committees (FY2023)

∎	Creating Environment for Maximizing Outside Directors’ Effectiveness

Orientation for nominees

 The Company provides Outside Director nominees with training on industrial trends, the company’s history, businesses, finances, organizations, internal control system, etc.

Preliminary briefings and information sharing

 The Company holds a preliminary briefing before each Board meeting in order to provide Outside Directors with sufficient insights into the details and background of the agenda items to be escalated to the Board, their positions in medium-to-long-term management plan, and other basic prerequisites to ensure substantial discussions at Board meetings. In addition, we set up opportunities to share important information about the status of our company-wide risk management and medium- to long-term strategies for each business and hold discussions among Directors.

Discussion on management-related interests

 The Company held discussions on Directors’ interests to achieve alignment among the Outside Directors with respect to the Company Group’s long-term challenges and future direction and to help them better understand our management-related initiatives. We also aimed at incorporating their insights into discussions of our future management policies.

Dialogue with Executive Officers/among Outside Directors

 The Company provides opportunities for dialogue between Outside Directors and Executive Officers/Internal Directors as well as among Outside Directors as needed in order to enhance communication among Directors.

Site visits

 The Company held visits to our factories and other business locations to help Directors better understand our businesses.

Visit to Honda Development and Manufacturing of America, LLC (ELP)

∎ Evaluation of the Effectiveness of the Board

 Each fiscal year, the Company conducts an evaluation of the overall effectiveness of the Board of Directors in order to confirm the current status of the Board’s functions, with the aim of further “improving its effectiveness” and “promoting understanding among shareholders and stakeholders.”

Evaluation Process

Evaluation Results

Summary of evaluation results

 The evaluation confirmed that the effectiveness of the Board of Directors has been adequately ensured. This has been achieved primarily through appropriate setting of items to be deliberated and meeting frequency, enhancement of opportunities to share information and exchange opinions for Outside Directors, including business site visits, and appropriate operation of the three committees.

 We will further enhance the effectiveness as a monitoring-type Board of Directors by further invigorating discussions within and outside of the Board of Directors, as well as by further strengthening collaboration between the Board of Directors and each of the three committees.

Business Report for the 100th Fiscal Year

For the Period From: April 1, 2023 To: March 31, 2024

1.	OUTLINE OF BUSINESS

(1)	Review of Operations

 The economic environment surrounding Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method (hereinafter, the “Honda Group”) in the fiscal year ended March 31, 2024, showed signs of pick up due to the end of COVID-19 and the resolution of semiconductor supply shortages among other factors, although the future outlook remained uncertain due to the situation in Ukraine and the impact of inflation. In the United States, the economy expanded due to factors such as increased consumer spending despite monetary tightening. In Europe, the economy was in a weak tone due to sluggish consumer spending and production. In Asia, the economy recovered in India, moderately recovered in Indonesia, and picked up in Thailand, while the pick-up was at a standstill in China. In Japan, the economy gradually recovered, although there were signs of a standstill.

 In the Honda Group’s principal markets, compared to the previous fiscal year, the motorcycle market expanded in India, Brazil and Indonesia, while it was generally flat in Thailand, and shrank in Vietnam. Compared to the previous fiscal year, the automobile market expanded in China, the United States, Europe, Brazil, Japan and India, but it shrank in Indonesia and Thailand.

 In these circumstances, the Honda Group aims to become “the power that supports people around the world who are trying to do things based on their own initiative” in order to continue to be “a company society wants to exist.” To achieve this goal, we have selected the new key themes. Specifically, in addition to “environment” and “safety” which have long been highlighted as important themes in our management, we have chosen “people” and “technology,” which drive the Honda Group’s growth, as well as “brand” that encompasses all corporate activities — our five non-financial indicators as important themes. We align these aspects with our financial strategy to effectively generate both social and economic value. On the research and development front, we made proactive efforts to develop safety and environmental technologies and advanced technologies to enhance the attractiveness of our products and transform mobility, utilizing open innovation with external partners. With regard to production, we strengthened our production structure and implemented production allocation to deal with changes in demand on a global basis. As for sales, we worked to enhance our product lineup through measures such as aggressively launching products that offer new value and delivering products globally.

 Honda’s consolidated sales revenue for the fiscal year ended March 31, 2024, increased by 20.8% from the fiscal year ended March 31, 2023, to JPY 20,428.8 billion, mainly due to increased sales revenue in the Automobile business and positive foreign currency translation effects.

 Operating profit increased by 77.0%, to JPY 1,381.9 billion from the previous fiscal year, mainly due to increased profit attributable to price and cost impacts as well as sales impacts, which was partially offset by increased expenses. Profit before income taxes increased by 86.7%, to JPY 1,642.3 billion from the previous fiscal year. Profit for the year attributable to owners of the parent increased by 70.0%, to JPY 1,107.1 billion from the previous fiscal year.

Note:

Figures for the previous fiscal year reflect the effect of changes in estimates related to product warranty expenses that occurred after the issuance of the consolidated financial statements prepared in accordance with the Companies Act.

Motorcycle Business

 Consolidated unit sales totaled 12,219 thousand, an increase of 0.5% from the previous fiscal year.

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Year ended Mar. 31, 2023	Year ended Mar. 31, 2024			Year ended Mar. 31, 2023	Year ended Mar. 31, 2024
			Change	%			Change	%
Motorcycle Business	18,757	18,819	62	0.3	12,161	12,219	58	0.5
Japan	246	241	-5	-2.0	246	241	-5	-2.0
North America	459	498	39	8.5	459	498	39	8.5
Europe	347	440	93	26.8	347	440	93	26.8
Asia	16,108	16,016	-92	-0.6	9,512	9,416	-96	-1.0
Other Regions	1,597	1,624	27	1.7	1,597	1,624	27	1.7

Note:

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries, its affiliates, and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

 With respect to Honda’s sales for the fiscal year by business segment, in Motorcycle business operations, sales revenue from external customers increased by 10.7%, to JPY 3,220.1 billion from the previous fiscal year, mainly due to increased consolidated unit sales and positive foreign currency translation effects. Operating profit totaled JPY 556.2 billion, an increase of 13.8% from the previous fiscal year, primarily due to an increase in profit attributable to price and cost impacts, which was partially offset by increased expenses, including product warranty expenses.

Automobile Business

 Consolidated unit sales totaled 2,856 thousand, an increase of 19.9% from the previous fiscal year.

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Year ended Mar. 31, 2023	Year ended Mar. 31, 2024			Year ended Mar. 31, 2023	Year ended Mar. 31, 2024
			Change	%			Change	%
Automobile Business	3,687	4,109	422	11.4	2,382	2,856	474	19.9
Japan	550	595	45	8.2	484	525	41	8.5
North America	1,195	1,628	433	36.2	1,195	1,628	433	36.2
Europe	84	103	19	22.6	84	103	19	22.6
Asia	1,744	1,651	-93	-5.3	505	468	-37	-7.3
Other Regions	114	132	18	15.8	114	132	18	15.8

Note:

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries, its affiliates, and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans, etc., by our Japanese finance subsidiaries and provided through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

In Automobile business operations, sales revenue from external customers increased by 28.1%, to JPY 13,567.5 billion from the previous fiscal year mainly due to increased consolidated unit sales. Operating profit totaled JPY 560.6 billion, increased by JPY 577.2 billion from the previous fiscal year, primarily due to an increase in profit attributable to price and cost impacts as well as sales impacts, which was partially offset by increased expenses.

Note:

Figures for the previous fiscal year reflect the effect of changes in estimates related to product warranty expenses that occurred after the issuance of the consolidated financial statements prepared in accordance with the Companies Act.

Financial Services Business

Sales revenue from external customers in the Financial Services business operations increased by 10.0%, to JPY 3,248.8 billion from the previous fiscal year mainly due to an increase in loan revenue and positive foreign currency translation effects. Operating profit decreased by 4.2% to JPY 273.9 billion from the previous fiscal year, mainly due to increased expenses, which was partially offset by positive foreign currency effects.

Power Products and Other Businesses

 Consolidated unit sales in the Power Products business totaled 3,812 thousand, a decrease of 32.5% from the previous fiscal year.

	Unit (Thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales
	Year ended Mar. 31, 2023	Year ended Mar. 31, 2024
			Change	%
Power Products Business	5,645	3,812	-1,833	-32.5
Japan	376	302	-74	-19.7
North America	2,274	1,083	-1,191	-52.4
Europe	1,168	794	-374	-32.0
Asia	1,408	1,294	-114	-8.1
Other Regions	419	339	-80	-19.1

Note:

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries, its affiliates, and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In the Power Products business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the year ended March 31, 2023 and 2024, since no affiliates and joint ventures accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from external customers in the Power Products and Other businesses decreased by 13.0%, to JPY 392.2 billion from the previous fiscal year, mainly due to decreased consolidated unit sales in the Power Products business. Operating loss totaled JPY 8.8 billion, a deterioration of JPY 31.7 billion from the previous fiscal year, primarily due to a decrease in profit attributable to sales impacts in the Power Products business. Operating loss of aircraft and aircraft engines included in the Power Products and Other businesses segment was JPY 32.9 billion, with a deterioration by JPY 7.1 billion from the previous fiscal year.

◾ Sales Revenue Breakdown

	Yen (millions)
	FY2023 From April 1, 2022 to March 31, 2023 (Reference)	FY2024 From April 1, 2023 to March 31, 2024	Change from the previous fiscal year (Reference)
				(%)
Grand Total	16,907,725	20,428,802	3,521,077	20.8
Japan	2,013,095	2,242,213	229,118	11.4
North America	8,945,932	11,713,668	2,767,736	30.9
Europe	690,663	961,185	270,522	39.2
Asia	4,335,765	4,313,810	-21,955	-0.5
Other Regions	922,270	1,197,926	275,656	29.9
Motorcycle Business	2,908,983	3,220,168	311,185	10.7
Japan	109,393	113,746	4,353	4.0
North America	306,725	335,558	28,833	9.4
Europe	250,088	351,851	101,763	40.7
Asia	1,739,764	1,793,327	53,563	3.1
Other Regions	503,013	625,686	122,673	24.4
Automobile Business	10,593,519	13,567,565	2,974,046	28.1
Japan	1,385,830	1,600,619	214,789	15.5
North America	5,990,544	8,510,242	2,519,698	42.1
Europe	332,983	506,755	173,772	52.2
Asia	2,523,862	2,449,802	-74,060	-2.9
Other Regions	360,300	500,147	139,847	38.8
Financial Services Business	2,954,098	3,248,808	294,710	10.0
Japan	428,228	440,775	12,547	2.9
North America	2,466,537	2,729,108	262,571	10.6
Europe	13,264	18,120	4,856	36.6
Asia	16,576	14,713	-1,863	-11.2
Other Regions	29,493	46,092	16,599	56.3
Power Products and Other Businesses	451,125	392,261	-58,864	-13.0
Japan	89,644	87,073	-2,571	-2.9
North America	182,126	138,760	-43,366	-23.8
Europe	94,328	84,459	-9,869	-10.5
Asia	55,563	55,968	405	0.7
Other Regions	29,464	26,001	-3,463	-11.8

Note:	For principal products and services, and functions of each business, please refer to “(7) Principal Business Activities.”

(2)	Capital Expenditures

Capital expenditures during the fiscal year ended March 31, 2024, totaled JPY 387,986 million. The breakdown of capital expenditures by business segments was as follows:

	Yen (millions), %
Business Segment	FY2023 (Reference)	FY2024	Change in amount (Reference)	Change (%) (Reference)
Motorcycle Business	44,818	57,244	12,426	27.7
Automobile Business	438,469	315,524	-122,945	-28.0
Financial Services Business	216	561	345	159.7
Power Products and Other Businesses	10,405	14,657	4,252	40.9

Total	493,908	387,986	-105,922	-21.4

Equipment on operating leases	1,543,448	2,448,469	905,021	58.6

Note: Intangible assets are not included in the table above.

In addition to investments for new model introductions, Honda’s capital expenditure was predominantly utilized for expanding, rationalizing, and renovating manufacturing facilities as well as for expanding sales and R&D facilities.

(3)	Liquidity and Capital Resources

Honda meets its working capital requirements primarily through cash generated by operations, bank loans, and corporate bonds. The outstanding balance of liabilities for Honda’s manufacturing and sales businesses at the end of the fiscal year ended March 31, 2024 was JPY 863.0 billion.

In addition, the Company’s finance subsidiaries fund financial programs for customers and dealers primarily from medium-term notes, bank loans, securitization of finance receivables and equipment on operating leases, commercial paper, and corporate bonds. The outstanding balance of liabilities for Honda’s financial services subsidiaries at the end of the fiscal year ended March 31, 2024 was JPY 9,308.5 billion.

(4)	Preparing for the Future

1)	Management Policies and Strategies

The Honda Group has two fundamental beliefs: “Respect for the Individual,” and “The Three Joys” (the Joy of Buying, the Joy of Selling, and the Joy of Creating). “Respect for the Individual” calls on Honda to nurture and promote these characteristics in our company by respecting individual differences and trusting each other as equal partners. “The Three Joys” is based on “Respect for the Individual,” and is the philosophy of creating joy for everyone involved in Honda’s activities, with the joy of our customers as the driving force.

Based on these fundamental beliefs, the Honda Group strives to improve its corporate value by sharing joy with all people, and with its shareholders in particular, by practicing its mission statement: “Maintaining a global viewpoint, we are dedicated to supplying products of the highest quality, yet at a reasonable price for worldwide customer satisfaction.”

As a mobility company, we must sincerely address the difficult challenges of achieving “zero environmental impact” and “absolute safety.” By realizing the future mobility Honda dreams of and a mobility society people desire, while addressing societal values in the areas of the environment and safety, Honda aspires to chart a new trajectory of growth as a company.

Amidst this era of significant transformation, which we position as the “second founding” of Honda, we have made progress toward various initiatives. However, in order for all of us at Honda to work together cohesively toward a common purpose at an accelerated speed, we recognized the importance of re-clarifying “what we truly strive for” and “what value we offer.” Thus, we redefined the Honda Global Brand Slogan – The Power of Dreams –.

<Redefinition of the Honda Global Brand Slogan>

There are two value propositions the Honda Group wants to continue offering – One is to enable people to “transcend various constraints such as time and place,” and the other is to enable people to “augment their abilities and possibilities.” The future mobility we dream of and a mobility society people desire lie ahead of us as we continue to thoroughly pursue these value propositions. Therefore, we defined the two values we provide as “Transcend” and “Augment.”

Transcend: “Go beyond the limits”

Honda aims to create the significant value of “transcending the constraints of time” and “transcending the constraints of place” via mobility.

Augment: “Making something greater”

Honda aims to provide the value of “augmenting people’s possibilities” to enable people to become capable of doing something that they could not do before through the use of various mobility products and services.

Furthermore, it is the creativity of each and every one of us at Honda that becomes the key to creating the value proposition of Honda. With the key word of “Create,” all of us who work together at Honda will set high goals and take on challenges without being afraid of changes, to “create” something which will generate new value for our customers.

By “moving people physically” as a mobility company and “moving people’s hearts” – How we move you. – through the value we provide, Honda aims to become “the power that supports people around the world who are trying to do things based on their own initiative” in order to continue to be “a company society wants to exist.”

2)	Management Challenges

The business environment surrounding the Honda Group has come to a major turning point. Values are diversifying, the population is aging, urbanization is accelerating, climate change is worsening, and the industrial structure is changing due to progress in technologies such as the use of electric-powered motors, autonomous driving and IoT, all on a global basis. Additionally, with the worsening situation in Ukraine and the Middle East, global fragmentation has accelerated and geopolitical risks have also become apparent. Furthermore, the Honda Group needs to build positive relationships with all stakeholders involved in our corporate activities to solve long-term social issues. Working to improve the quality of providing value is essential to achieve future growth.

In Automobile business, a wide variety of products have been introduced into the EV (electric vehicle) market. It is becoming increasingly challenging for Honda to differentiate its products by traditional strengths like performance of engines and others. With electrification on the rise, there’s an anticipated surge in demand for minerals like nickel, lithium and cobalt, all essential for battery production. This has raised concerns about potential skyrocketing battery prices due to possible shortages in these raw materials. The Honda Group is taking proactive measures against such risks, especially in parts procurement, including batteries. Our focus is on promoting recycling, reusing materials and incorporating sustainable materials, aligning with the vision of a resource circulation.

Motorcycle business is anticipated to sustain its market expansion, particularly in emerging countries characterized by burgeoning young populations. Additionally, environmental awareness is growing as governments establish electrification targets not only in developed nations but also in emerging economies. The electrification of mobility is expected to be a solution, while on the other hand, the demand for electric vehicles in emerging countries is significantly influenced by government incentives. Moreover, challenges persist on the infrastructure side, including stable power supply and the development of charging networks. Amidst the uncertainties related to the shift to electric vehicles, we will optimize resource allocation by identifying markets where demand for internal combustion engine (ICE) vehicles persists and where electrification is progressing. We will harness the Honda Group’s strengths to distinguish ourselves from emerging electric vehicle manufacturers.

In Power Products and Other businesses, against the backdrop of increasing environmental regulations, there is a growing shift towards electrification in the domain of small-scale construction equipment and gardening, particularly in the realm of “small-scale” and “short-duration operation” products. Conversely, the demand for ICE products persists, fueled by their attributes such as “high power output and extended operation hours” and their “cost-effectiveness,” well-suited to specific applications. Thus, Honda comprehends the imperative to cater to the diversified market demands, adroitly steering its environmental endeavors in the ICE sphere even as it maintains an unwavering focus on electrification.

3)	Challenges to be Addressed Preferentially

Considering the business environment, the Honda Group has exhaustively identified social issues from sustainability point of view and has selected challenges to be addressed preferentially in accordance with the direction the Group is aiming for. Specifically, the Group has selected five non-financial areas as key themes: “environment” and “safety,” which are the key management themes the Group has long committed to; “human” and “technology,” which are our engines for growth; and “brand,” which could be regarded as the sum of all corporate activities. By linking these themes with our financial strategies, the Honda Group will create social values and economic values.

<Five Key Themes>

1. Realization of a zero environmental impact of society

The Honda Group seeks to realize a society with zero environmental impact throughout the lifecycle of its products and corporate activities by 2050. Efforts will be centered around the Triple Action to ZERO program, which integrates three elements—carbon neutrality, clean energy and resource circulation—within a single initiative.

a. Carbon neutrality

In the Automobile business, as a medium- to long-term goal, we aim to increase the sales ratio of EVs (electric vehicles) and FCVs (fuel cell vehicles) to 100% globally by 2040 by building a global EV production system that will produce more than 2 million units per year by 2030.

To achieve this goal, the Honda Group will expand its EV lineup, establish multiple battery procurement methods, expand recharging services, accelerate software development, and build a global electric vehicle production system at Honda.

EV lineup expansion

Region	EVs to be released
North America

•  Launched the “Prologue” by Honda and the “ZDX” by Acura in 2024, both of which are co-developed with General Motors Company (GM)

•  Plan to launch a mid- to large-size EV incorporating a new E&E architecture based on Honda’s proprietary EV platform in 2025

•  Plan to launch the first model of the “Honda 0 Series” in each global region, starting with the North American market in 2026

China

•  Launched the “e:NS2” and “e:NP2” in early 2024

•  Plan to launch, at the end of 2024 or thereafter, the “烨 (yè) P7” and the “烨 (yè) S7” from the “烨(yè) Series,” the next-generation EV series for China, which were unveiled at the Auto China 2024 held in April 2024.

   In addition, plan to launch production models based on the “烨 (yè) GT CONCEPT” before the end of 2025.

•  Plan to introduce a total of 10 EV models, including the above 5 models by 2027

Japan	• Plan to launch “N-VAN e:,” an N-VAN-based light commercial EV in the fall of 2024 • Plan to launch an N-ONE-based EV in 2025 and two compact EVs, including an SUV model, in 2026
Europe	• Launched “e:Ny1,” a model from the “e:N” series for the European market in the fall of 2023 in all European countries

Battery strategy

For batteries, we will address the rapid pace of electrification by formulating a variety of battery procurement strategies to meet both current and anticipated needs. We plan to initiate mass production of batteries in North America by 2025 through a joint venture with LG Energy Solution Ltd., aiming to establish a new value chain. For the procurement of essential minerals, we have formed partnerships with Hanwa Co., Ltd. and POSCO Holdings Inc. Additionally, we collaborate with Ascend Elements, Inc. and Cirba Solutions, LLC in the recycling sector. From the late 2020s, we will not only advance our liquid lithium-ion batteries but also develop and introduce next-generation batteries, including semi-solid-state and all-solid-state varieties. To enhance the performance of our liquid lithium-ion batteries, we will collaborate with GS Yuasa Corporation to develop high-capacity and high-power versions specifically for EVs, supporting Japan’s rapid electrification. Furthermore, our investment in SES AI Corporation will bolster the joint development of semi-solid-state batteries. Our goal is to produce batteries that are safe, have high capacity and exhibit increased durability. Regarding all-solid-state batteries, we’re ramping up efforts to initiate a demonstration line in Sakura City, Tochigi Prefecture by 2024, targeting a market launch by the late 2020s.

Charging and infrastructure strategy

We are actively working on expanding charging services in line with our growth in the EV market. To promote the adoption of EVs in North America, seven companies, including Honda’s U.S. subsidiary, American Honda Motor Co., Inc., BMW Group, General Motors (GM), Hyundai, Kia, Mercedes-Benz Group and Stellantis N.V., have agreed to form a joint venture. Their goal is to establish a high-capacity EV charging network across the U.S. and Canada. The first charging station is slated to open in the U.S. by the summer of 2024, with subsequent expansions focusing initially on metropolitan areas and major highways. For home charging, we will utilize Honda Smart Charge, an established EV charging service in North America, and plan to gradually introduce smart energy services that leverage the power supply capabilities of EVs.

SW (Software) strategy

Under the “Software-Defined Mobility” concept, which delineates the value of both hardware and services, we are accelerating our software development. Specifically, Honda is advancing the E&E architecture and developing its unique vehicle OS, aiming for its adoption in the mid-size and large EVs set to launch in North America in 2025. Using this vehicle OS as a foundation, Honda will continue to evolve its in-vehicle software, offering advanced functions and services even after the vehicle purchase. Furthermore, we will swiftly provide digital services highly compatible with EVs, centered on safety, comfort and reliability. These services, designed with a focus on UX, will be offered under a unified management, including user-friendly charging guidance and other appealing features.

EV production system

In response to the rapid electrification worldwide, we are advancing the establishment of an electric vehicle production system globally within Honda. In North America, Honda has identified its three existing plants in Ohio (Marysville and East Liberty, which produce automobiles, and the Anna Engine Plant, which manufactures automobile powertrains) as central locations for EV production. While utilizing these existing facilities, we are constructing efficient and highly flexible EV production lines.

Moreover, with regard to the battery strategy and EV production system, we announced in April 2024 that we will start a full-scale study to establish a comprehensive EV value chain in Canada in order to strengthen the EV supply system for the future increase in demand for EVs in North America. This value chain includes the establishment of a production system in Canada for key battery components, such as separators and cathode materials, through the formation of a joint venture with a partner company, as well as the construction of a complete vehicle plant exclusively for EVs and an EV battery plant.

In the Motorcycle business, the Honda Group’s motorcycles meet the mobility needs of customers around the world and are used by a wide range of customers. We will continue to develop electric motorcycle platforms that meet the needs of customers in each country by leveraging our competitive manufacturing technology and know-how accumulated through the development of the ICE vehicle platform. We will lead the global electrification of motorcycles by delivering the same joy of mobility at a reasonable price for electric vehicles as for ICE vehicles through highly efficient manufacturing. We aim to introduce, by 2026, a total of 10 models or more of electric motorcycles worldwide, with annual sales of 1 million units, and to expand, by 2030, our product lineup with sales of 4 million units.

To achieve this goal, we will leverage our strengths: a complete product lineup expansion; development, production, and procurement capabilities; advanced connectivity added to the basic performance of “accelerating/cruising, turning, and stopping;” and integrated online and offline customer touchpoints utilizing our sales network consisted of 30,000 dealership locations.

Complete product lineup expansion

The Honda Group will accelerate its efforts to develop a full lineup of electric motorcycles by aggressively introducing a total of 30 models or more by 2030, including super sports, off-road, kids bikes and ATVs. We will also cater to a wide range of customer demands by offering two types of battery systems: a battery replacement system and a plug-in charging system with fixed batteries, from which customers can choose depending on their environment.

Development, production and procurement strategies

For the development of electric motorcycles, in the form of a modular platform, the battery, power unit and chassis of electric motorcycles are modularized respectively, and by combining such modules, a wide range of variations can be developed. This will enable Honda to quickly and efficiently introduce a number of models that accommodate the diverse needs of its customers around the world. For the production, Honda will initially utilize its existing infrastructure for ICE models. However, in order to build a solid production system and capability and further increase its competitiveness toward the achievement of the 2030 sales target of 4 million units, Honda will begin the operation of dedicated electric motorcycle production plants, globally, beginning around 2027. As for procurement, the current method of purchasing by functional components will be revised so that procurement can be done by component parts in the future. In addition, Honda will strive to reduce the cost of materials and logistics to increase the competitiveness of its procurement system and capability.

SW (Software) strategy

Connectivity is one of the features that will be significantly advanced with electric motorcycles. Advanced connectivity will enable post-purchase software updates, including the addition of new functions, through OTA (over-the-air) or other formats. In the future, data obtained and accumulated from both ICE and electric models will be utilized to understand the needs of customers based on the data of how those motorcycle models are being used. This will enable the Honda Group to offer customer experiences that only it can offer, including functions to enable the customer to make new discoveries and achieve enhanced safety.

Integrated online and offline customer touchpoints

In the electric motorcycle business, the Honda Group will improve customer convenience by offering online sales that allow customers to purchase motorcycles without going to a dealer in person, while also providing the peace of mind to customers through services provided by the Honda Group’s existing global sales network of more than 30,000 dealership locations. By combining the strengths of existing dealerships and enhanced online services, we will offer more integrated online and offline customer touchpoints that provide customers with more convenience and peace of mind.

In addition, we will accelerate our endeavors to achieve carbon neutrality, transcending mere electrification. Our efforts will encompass enhancements in fuel efficiency within the internal combustion engine (ICE) realm and technologies compatible with bioethanol fuel, all while adapting to the distinctive features of different regions.

Within the realm of electric product development in the Power Products business, our focal point resides in the electrification of small-scale construction equipment and gardening domain. Additionally, we are set to extend the reach of the “Honda Mobile Power Pack e:,” a portable and interchangeable battery introduced in the motorcycle business, to the sphere of power products. In the small-scale construction equipment domain, our strategy revolves around leveraging our established B2B customer base from the core business to promote electrification. We will support the electrification of finished equipment manufacturers through the sale and installation assistance of the electric power unit “eGX.” Beyond existing clientele, our efforts encompass the expansion of product integration to regions anticipated to adopt electrification in the future. Leveraging our strengths in the gardening domain, meticulously nurtured through attributes like the “precise cutting” ability and “endurance” of our walk-behind lawnmowers, we have solidified our presence. As we drive efficient development and production methodologies, we are poised to accelerate electrification, with external partnerships as a potential avenue. In the marine equipment domain, we are embarking on the initiation of demonstration trials for electric propulsion systems designed for small watercraft, anticipating future regulations pertaining to the utilization of internal combustion engines in lakes.

While flexibly responding to the diversified needs of different countries and regions, we will assess the market entry for ICE products, leverage synergistic benefits with the motorcycle business and pursue efficient operations in the development and production areas such as component sharing, production optimization and procurement streamlining. Through these efforts, we aim to enhance product appeal in the production realm as well and strengthen the business foundation for electrification. At the same time, we aim to enhance environmental performance through improvements in fuel efficiency and technologies compatible with carbon-neutral fuels. This will enable us to offer even more competitive products and services.

b. Clean energy initiatives

To address energy issues, the Honda Group aims to use clean energy both in corporate activities and during product use. In addition, through the establishment of CO2 reduction technologies and the use of clean energy through the utilization of renewable and other energy sources, we will make the Automobile Plant of Saitama Factory in Japan our first carbon neutral plant in FY2026. In developing these initiatives globally, we are also building a system to promote information sharing between business sites and regions.

c. Resource circulation initiatives

To address the effective utilization of resources, the Honda Group will strive to develop products and establish systems that use sustainable materials with no environmental impact. In corporate activities, we aim to achieve zero industrial water intake and zero industrial waste at Honda plants by 2050. Honda is actively utilizing recycled resources while working to stabilize the procurement of materials, including important minerals. At the same time, we will contribute to the reduction of CO2 emissions and energy consumption by researching advanced recycling technologies and promoting the establishment of a circular value chain, thereby contributing to a circular economy. We will continue our efforts to establish a circular economy.

2. To realize a zero traffic collision society

The Honda Group aims to achieve zero traffic collision fatalities involving Honda motorcycles and automobiles worldwide by 2050. As a milestone, Honda aims to halve the number of global traffic collision fatalities involving Honda motorcycles and automobiles worldwide by 2030.

The Honda Group safeguards against accidents caused by various factors by evolving separately and combining three elements: Ability to People (awareness-building activities), Mobility Performance (technological development) and the Traffic Ecosystem (collaboration with others and system/service development).

A major challenge as we move toward 2030 is fatal accidents involving motorcycles in emerging countries. The Honda Group is conducting educational activities targeting a wide range of people and incorporating safety equipment into motorcycles, such as advanced braking systems of ABS (Note 1) and CBS (Note 2), and headlights that provide better visibility to riders and make them more visible by other road users. For automobiles, we actively promote the functional evolution and dissemination of advanced driver assistance systems (ADAS), effectively reducing accidents in emerging and developed countries.

Notes:	1. ABS: Antilock Brake System
2. CBS: Combined Brake System

Beyond that, a major challenge for the year 2050 will be fatal accidents involving pedestrians, cyclists and riders. To address this issue, the Honda Group will promote R&D of its Safe and Sound Network Technology that connects all road users, both people and mobility products, through telecommunications, making it possible to predict potential risks and help people avoid such risks before collisions actually occur. With these steps, the Honda Group aims to achieve zero traffic collision fatalities involving Honda motorcycles and automobiles.

3. The evolution of human capital management

As a component of the Honda Group’s human capital management initiatives, we have defined “human capital materiality” as encompassing issues that warrant close attention through human capital strategies. This process involves intertwining these strategies with our business strategies. When delineating human capital materiality, we engage in company-wide discussions about the trajectory in which we should channel our efforts. These discussions encompass both the medium- to long-term dimensions of the “evolution of human capital management,” a pivotal theme spanning the entire company, and the short- to medium-term aspects of fortifying our business strategy.

We subsequently establish key goal indicators (KGIs) along with their target values as metrics for assessing the degree of accomplishment of human capital materiality. Additionally, we formulate an array of human capital strategies, measures and key performance indicators (KPIs) to showcase the attainment of these target values as part of a coherent narrative. KGIs and their associated KPIs are subject to consistent monitoring as part of the business management framework. Furthermore, we employ the Plan-Do-Check-Act (PDCA) cycle, allowing for periodic adjustments of indicators and target values, as well as the adaptation or inclusion of measures as required.

4. Creation of innovative technologies

We are committed to improving our innovation management, driven by our belief that the development of core technologies lays the groundwork for sustainable business and competitiveness. This commitment aligns with our values of “Transcend” and “Augment,” guiding us towards their realization. From 2019 to 2020, Honda’s research subsidiary, Honda R&D Co., Ltd., transferred its product development functions in the motorcycle, automobile and power products businesses to Honda Motor Co., Ltd. This strategic move allowed for a more focused approach to fundamental technology research, aimed at long-term value creation. To further enhance the realm of mobility, Honda R&D is allocating additional resources to areas such as advanced technology research, power unit exploration and materials investigation. The company has also identified several technology domains warranting deeper exploration, including new mobility, robotics, next-generation energy, including hydrogen utilization, batteries, intelligence technologies/AI and sustainable materials. Leading experts in these domains are spearheading Honda’s technological development, with the goal of creating innovative value. Furthermore, the Honda Group collaborates in joint research initiatives with diverse institutions not only in Japan but also worldwide, aiming to synthesize and leverage knowledge on a global scale.

Within this framework, Honda is applying novel technologies developed in each technology domain to create captivating next-generation mobility solutions capable of delivering unprecedented value across various fields including sea, in the air and in space. Specifically, ongoing projects encompass the eVTOL, the Avatar Robot and ventures in space exploration. Drawing upon Honda Group’s core technologies—spanning combustion, electrification, control and robotics—we are poised to realize “the delight of expanding the horizons of human potential.”

5. Brand value enhancement

Honda brand has been shaped by the accumulation of every individual business activity, walking hand in hand with customers from its founding to the present. We recognize that enhancing Honda brand, which has been crafted over 75 years of history, and elevating its value for the future is a critically important objective for the Honda Group.

In this period of significant transformation, we have redefined our global brand slogan, “The Power of Dreams,” with the aim of clearly demonstrating the value the Honda Group creates for customers worldwide and uniting all associates to collectively work towards a common purpose. We believe that taking this beyond mere “words” and aligning it with all aspects of our corporate activities, including products and services, and connecting it to consistent implementation leads to the creation of an evolved Honda brand. Based on this mindset, we position the redefined global brand slogan as the cornerstone of the Honda Group’s brand management, projecting the underlying beliefs onto various brand assets to establish a core of consistent branding. We aim to establish an appealing brand that resonates with stakeholders by developing branding based on a solid and unwavering common foundation, both within and outside the company. This will support and drive creativity powered by the “dreams” of all associates working at the Honda Group.

<Financial Strategy>

6. Economic value enhancement

Given the significant changes in the business environment surrounding the Honda Group as well as an increase in the types of risks, including geopolitical risks, it has become crucial to leverage both financial and non-financial capital to attain sustainable growth of cash flows and enhance capital efficiency, thereby boosting corporate value. To realize it, we believe it is crucial to: “clearly define goals for each phase of business transformation and execute strategic resource allocation,” strengthen governance and conduct appropriate risk management, including the strengthening of capital cost-conscious management” and “engage in active dialogue with stakeholders to enhance the quality and transparency of management.”

a. Strategic resource allocation according to the business transformation phase

Up to 2025: “Strengthening Business Resilience of ICE Product Operations and Investment in EVs” Phase

As we allocate resources to EVs in order to transform our business portfolio, we will concurrently concentrate on enhancing the business structure of ICE vehicles, with the objective of achieving a company-wide Return on Sales (ROS) of 7% or higher. Having built a robust financial foundation through enhancing our Automobile business structure which we have been working on, with these initiatives, we will steadily allocate resources to EVs.

Up to 2030: “Transition from ICE Vehicles to EVs” Phase

Expediting strategic investments that foster the growth of EV business, we will broaden our range of EV offerings, primarily in both motorcycles and automobiles, while elevating market competitiveness. While there might be an impact from temporary upfront investments, our goal is to bolster the cash generation capability of our ICE (Internal Combustion Engine) business, allocate resources to support transformation, sustain a return on invested capital (ROIC) (Note 1) surpassing the cost of capital and aim for a company-wide ROIC surpassing 10% by FY2030.

Notes:	1. [Profit for the year attributable to owners of the parent + Interest expenses (excluding financial businesses)] /Deployed Capital (Note 2)

2. Equity attributable to owners of the parent + Interest-bearing liabilities (excluding those from the financial business sector). Deployed capital is calculated using the average of the beginning and end of the period.

Furthermore, keeping an eye on market trends and flexibly changing the timing of investment, we plan to invest a total of JPY 10 trillion in capital expenditures and research and development over the ten years from the fiscal year ended March 31, 2022 to establish a production system for 2 million EVs in 2030.

2030s: “Growth of EV Business and Creation of New Value” Phase

We strive to achieve a sales ratio of 100% for EV / FCV by 2040, ensuring the sustainable growth of cash flow. To realize the creation of new value, we will stably allocate an annual research budget of around 100 billion yen to fundamental research areas, focusing on carbon-neutral technologies.

Concerning the distribution of our results, we regard returning profits to our shareholders as one of the foremost management priorities. This determination is made by factoring in internal reserves intended for future growth and the overall performance of the consolidated business, all of which are assessed from a long-term standpoint. Regarding dividends, using a consolidated payout ratio of 30% as a reference, we are committed to achieving steady and consistent dividend payments, capitalizing on the Honda Group’s inherent strengths in generating cash while accelerating resource allocation for transformation. In line with our goal of enhancing capital efficiency and implementing flexible capital policy, we will also judiciously proceed with the repurchase of our own shares.

b. Strengthening governance and risk management

In an era of significant transformation, our objective is to enhance governance and infuse management practices with a heightened awareness of capital costs. This approach will empower us to respond flexibly and effectively to evolving environmental dynamics, ultimately elevating our corporate value. We will employ the ROIC framework to seamlessly connect on-ground initiatives with company-wide objectives. Our efforts will focus on optimizing profits, the numerator in ROIC, while enhancing the denominator—deployed capital—through prudent utilization of retained assets and strategic investment discernment, thus enhancing capital efficiency. Concerning our Financial Services business, where funding predominantly relies on liabilities, we will apply the return on equity (ROE) metric to strike a balance between profitability and stability. This balanced approach will maximize capital efficiency and lend support to our transformative endeavors.

c. Active dialogue with stakeholders

We firmly believe that increasing corporate value goes beyond merely outlining a roadmap for sustainable cash flow growth and improved capital efficiency. It also entails ensuring that the Honda Group’s prospects are well comprehended in the capital markets. To achieve this, a fundamental requirement is that our stakeholders, including shareholders and investors, have an accurate understanding and a positive regard for our management direction. Taking proactive measures, our management team will engage in more active dialogues than ever before, conducted through various events and individual meetings. Through these dialogues, our management team will gain direct insights into the expectations and interests of the capital markets. We consider this feedback from stakeholders as highly valuable and will integrate it into our management approach, thus contributing to a further augmentation of corporate value.

Through these company-wide activities, the Honda Group aims to be a company that society, which includes our shareholders, our investors and our customers, wants to exist.

(5) Changes in Financial Position and Results of Operations of the Honda Group and the Parent Company

(a) Changes in Results of Operations and Financial Position of the Honda Group

	Yen (millions)
Category	IFRS
	FY2021 97th fiscal year (From April 1, 2020 to March 31, 2021)	FY2022 98th fiscal year (From April 1, 2021 to March 31, 2022)	FY2023 99th fiscal year (From April 1, 2022 to March 31, 2023)	FY2024 100th fiscal year (From April 1, 2023 to March 31, 2024)
Sales revenue	13,170,519	14,552,696	16,907,725	20,428,802
Operating profit	660,208	871,232	780,769	1,381,977
Profit before income taxes	914,053	1,070,190	879,565	1,642,384
Profit for the year attributable to owners of the parent	657,425	707,067	651,416	1,107,174
Basic earnings per share attributable to owners of the parent (Yen)	126.92	137.03	128.01	225.88
Total assets	21,921,030	23,973,153	24,670,067	29,774,150
Equity attributable to owners of the parent	9,082,306	10,472,824	11,184,250	12,696,995
Equity per share attributable to owners of the parent (Yen)	1,753.35	2,040.77	2,239.98	2,629.37

Notes:	1.	Based on the provisions of Article 120-1 of the Ordinance of Companies Accounting, the Company’s consolidated financial statements have been prepared in accordance with IFRS.

	2.	The results of operations and financial position of the Honda Group are indicated based on IFRS terminology.

	3.	Basic earnings per share attributable to owners of the parent is calculated based on the average number of shares outstanding during each year. There were no significant potentially dilutive common shares outstanding.

	4.	Equity per share attributable to owners of the parent is calculated based on the number of shares outstanding at the end of each fiscal year.

	5.	As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023. Basic earnings per share attributable to owners of the parent and equity per share attributable to owners of the parent are calculated based on the assumption that the stock split had been implemented at the beginning of the year ended March 31, 2021.

	6.	Figures for the 99th fiscal year reflect the effect of changes in estimates related to product warranty expenses that occurred after the issuance of the consolidated financial statements prepared in accordance with the Companies Act.

(b) Changes in Results of Operations and Financial Position of the Parent Company

	Yen (millions)
Category	FY2021 97th fiscal year (From April 1, 2020 to March 31, 2021)	FY2022 98th fiscal year (From April 1, 2021 to March 31, 2022)	FY2023 99th fiscal year (From April 1, 2022 to March 31, 2023)	FY2024 100th fiscal year (From April 1, 2023 to March 31, 2024)
Net sales	3,092,866	3,454,263	3,586,448	4,544,669
Operating income	(150,932)	(11,215)	(5,355)	161,615
Ordinary income	359,362	613,644	647,422	859,011
Net income	373,372	488,046	630,759	692,695
Net income per share (Yen)	72.08	94.58	123.95	141.32
Total assets	3,383,432	3,920,756	4,316,643	5,026,367
Net assets	2,470,683	2,713,431	2,991,262	3,241,490
Net assets per share (Yen)	476.97	528.75	599.09	671.27

Notes:	1.	Figures in parentheses represent losses.

	2.	Figures in millions of yen are rounded down to the nearest million.

	3.	The increase in net sales in the 100th fiscal year compared to the 99th fiscal year is mainly due to increased net sales in the Automobile business. The increase in operating income in the 100th fiscal year compared to the 99th fiscal year is mainly due to an increase in profit attributable to sales impacts, which was partially offset by increased selling, general and administrative expenses. The increase in ordinary income in the 100th fiscal year compared to the 99th fiscal year is mainly due to an increase in operating income as well as positive foreign currency effects.

	4.	As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023. Net income per share and net assets per share are calculated based on the assumption that the stock split had been implemented at the beginning of the year ended March 31, 2021.

	5.	For the 100th fiscal year, the Company reviewed its presentation method and reclassified certain extraordinary income and extraordinary losses to non-operating income and non-operating expenses, respectively. Accordingly, the figures for the 99th fiscal year have been restated to reflect this change in presentation.

(6) Principal Subsidiaries

			Voting Rights	Principal Business Activities
Company Name		Capital	Ratio	Business Segment	Function
Honda R&D Co., Ltd.	(Saitama, Japan)	JPY 7,400 million	100.0%	Motorcycle Business Automobile Business Power Products and Other Businesses	Research and Development

Honda Finance Co., Ltd.	(Tokyo, Japan)	JPY 11,090 million	100.0%	Financial Services Business	Finance

American Honda Motor Co., Inc.	(U.S.A.)	USD 299 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Power Products and Other Businesses	Coordination of Subsidiaries Operation / Research and Development / Manufacturing / Sales

American Honda Finance Corporation	(U.S.A.)	USD 1,366 million	*100.0%	Financial Services Business	Finance

Honda Development and Manufacturing of America, LLC	(U.S.A.)	USD 561 million	*100.0%	Automobile Business	Research and Development / Manufacturing

Honda Canada Inc.	(Canada)	CAD 226 million	*100.0%	Motorcycle Business Automobile Business Power Products and Other Businesses	Manufacturing / Sales

Honda Canada Finance Inc.	(Canada)	CAD 285 million	*100.0%	Financial Services Business	Finance

Honda de Mexico, S.A. de C.V.	(Mexico)	MXN 13,655 million	*100.0%	Motorcycle Business Automobile Business Power Products and Other Businesses	Manufacturing / Sales

Honda Motor Europe, Ltd.	(U.K.)	GBP 665 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Power Products and Other Businesses	Coordination of Subsidiaries Operation / Sales

Honda Finance Europe plc	(U.K.)	GBP 38 million	*100.0%	Financial Services Business	Finance

Honda Motor (China) Investment Co., Ltd.	(China)	USD 138 million	100.0%	Motorcycle Business Automobile Business Power Products and Other Businesses	Coordination of Subsidiaries Operation / Sales

Honda Auto Parts Manufacturing Co., Ltd.	(China)	USD 200 million	*100.0%	Automobile Business	Manufacturing

Honda Motorcycle and Scooter India (Private) Ltd.	(India)	INR 3,100 million	*100.0%	Motorcycle Business	Manufacturing / Sales

Honda Cars India Limited	(India)	INR 10,727 million	*100.0%	Motorcycle Business Automobile Business Power Products and Other Businesses	Manufacturing / Sales

P.T. Honda Prospect Motor	(Indonesia)	USD 70 million	51.0%	Automobile Business	Manufacturing / Sales

Honda Malaysia Sdn Bhd	(Malaysia)	MYR 170 million	51.0%	Automobile Business	Manufacturing / Sales

Asian Honda Motor Co., Ltd.	(Thailand)	THB 10,888 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Power Products and Other Businesses	Coordination of Subsidiaries Operation / Sales

Honda Automobile (Thailand) Co., Ltd.	(Thailand)	THB 5,460 million	*89.0%	Automobile Business	Manufacturing / Sales

Thai Honda Co., Ltd.	(Thailand)	THB 550 million	*72.5%	Motorcycle Business Power Products and Other Businesses	Manufacturing / Sales

Honda Vietnam Co., Ltd.	(Vietnam)	VND 1,190,822 million	*70.0%	Motorcycle Business Automobile Business	Manufacturing / Sales

			Voting Rights	Principal Business Activities
Company Name		Capital	Ratio	Business Segment	Function

Honda South America Ltda.	(Brazil)	BRL 119 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Power Products and Other Businesses	Coordination of Subsidiaries Operation

Moto Honda da Amazonia Ltda.	(Brazil)	BRL 1,726 million	*100.0%	Motorcycle Business Power Products and Other Businesses	Manufacturing / Sales

Notes:	1.	Amounts of capital are rounded down to the nearest unit as indicated.

	2.	Ratios with * include ownership by consolidated subsidiaries.

	3.	For the fiscal year ended March 31, 2024, the number of consolidated subsidiaries was 289, including 22 companies mentioned above, and the number of affiliates accounted for under the equity method was 71.

(7) Principal Business Activities

The Honda Group engages in the Motorcycle business, Automobile business, Financial Services business, and Power Products and Other businesses. Principal products and services, and functions of each business are as follows.

Business	Principal products and services	Function
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-side and relevant parts	Research and development / Manufacturing / Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development / Manufacturing / Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products / Others

Power Products and Other Businesses	Power products and relevant parts, and others	Research and development / Manufacturing / Sales and related services / Others

(8) Principal Business Sites

(a) The Company

Name	Location
Head office	Tokyo, Japan
Suzuka Factory	Mie, Japan
Saitama Factory	Saitama, Japan
Transmission Factory	Shizuoka, Japan
Kumamoto Factory	Kumamoto, Japan
Powertrain Unit Factory	Tochigi, Japan

(b) Subsidiaries

     For principal subsidiaries and their locations, please refer to “Principal Subsidiaries.”

(9) Employees of the Honda Group and the Parent Company

(a) Honda Group Employees

Business Segment	Number of Employees
	FY2023 (Reference)		FY2024		Change (Reference)
Motorcycle Business	45,813	(11,433)	47,980	(10,201)	2,167	(-1,232)
Automobile Business	139,999	(11,212)	135,829	(10,897)	-4,170	(-315)
Financial Services Business	2,340	(63)	2,409	(55)	69	(-8)
Power Products and Other Businesses	8,887	(2,541)	8,775	(1,516)	-112	(-1,025)

Total	197,039	(25,249)	194,993	(22,669)	-2,046	(-2,580)

(b) Employees of the Parent Company

	FY2023 (Reference)		FY2024		Change (Reference)
Number of employees	33,065	(2,309)	32,443	(2,549)	-622	(240)
Average age	44.7		44.7		—
Average number of years employed by the Company	22.0		21.9		-0.1

Note:	The number of employees of the Honda Group and the Parent Company refers to full-time employees. The average number of temporary employees is shown separately in parentheses.

2. COMMON STOCK

(1) Total Number of Shares Issued	5,280,000,000 shares

Note:	As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders.

(2) Number of Shareholders	342,386

(3) Major Shareholders

Name	Number of Shares Held (thousands)	Percentage against Total Shares Issued (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	773,445	16.0
Custody Bank of Japan, Ltd. (Trust Account)	305,126	6.3
Moxley & Co. LLC	259,782	5.4
Meiji Yasuda Life Insurance Company	138,237	2.9
SSBTC CLIENT OMNIBUS ACCOUNT	96,815	2.0
STATE STREET BANK WEST CLIENT – TREATY 505234	95,450	2.0
Nippon Life Insurance Company	85,999	1.8
JPMorgan Securities Japan Co., Ltd.	85,931	1.8
Tokio Marine & Nichido Fire Insurance Co., Ltd.	85,108	1.8
JPMorgan Chase Bank 385781	68,494	1.4

Notes:	1.	The number of shares described above rounds off figures of less than 1,000 shares.

	2.	Ownership percentages are calculated using the total number of shares issued minus treasury stock (448,749 thousand shares).

	3.	Moxley & Co. LLC is an official holder of stock of JPMorgan Chase Bank, which is a depositary institution for American Depositary Receipts (ADRs).

(4) Shares Issued to Corporate Officers as Compensation for the Performance of Their Duties During the Fiscal Year Ended March 31, 2024

Category	Number of Shares (Shares)	Number of eligible Directors (Number of persons)
Directors (excluding Outside Directors)	45,300	1
Outside Directors	—	—
Executive Officers	45,300	4

Notes:	1.	The above Directors do not include three Directors who concurrently serve as Executive Officers.

	2.	The above number of shares does not include the number of shares converted into cash (45,723 shares for one Director; 82,155 shares for five Executive Officers).

	3.	The number of shares issued to corporate officers and the number of shares converted into cash represent the number of shares after the stock split implemented on October 1, 2023.

3. STOCK WARRANTS

No relevant information

4. CORPORATE OFFICERS

(1) Directors and Executive Officers (As of March 31, 2024)

(i) Directors

Position	Name	Gender	Area of Responsibility or Principal Occupations
Chairman and Director	Seiji Kuraishi	Male	Chairman of the Board of Directors

Director	Toshihiro Mibe	Male	Member of the Nominating Committee

Director	Shinji Aoyama	Male	Member of the Compensation Committee

Director	Noriya Kaihara	Male

Director	Asako Suzuki	Female	Member of the Audit Committee (Full-time)

Director	Masafumi Suzuki	Male	Member of the Audit Committee (Full-time)

Director	Kunihiko Sakai	Male	Member of the Nominating Committee Member of the Audit Committee Lawyer Advisor Attorney to TMI Associates Outside Audit & Supervisory Board Member of Furukawa Electric Co., Ltd.

Director	Fumiya Kokubu	Male

Member of the Nominating Committee (Chairperson)

Member of the Compensation Committee

Chairman of the Board of Marubeni Corporation

Outside Director of Taisei Corporation

Chairperson of Japan Machinery Center for Trade and Investment

Chairman of Japan Foreign Trade Council, Inc.

Director	Yoichiro Ogawa	Male

Member of the Audit Committee (Chairperson)

Member of the Compensation Committee

Certified Public Accountant

Founder of Yoichiro Ogawa CPA Office

Independent Audit and Supervisory Board Member of Recruit Holdings Co., Ltd.

Director	Kazuhiro Higashi	Male	Member of the Nominating Committee Member of the Compensation Committee (Chairperson) Outside Director of Sompo Holdings, Inc.

Director	Ryoko Nagata	Female	Member of the Audit Committee External Corporate Auditor of Medley, Inc. Outside Director of UACJ Corporation

Notes:	1.	Directors Mr. Kunihiko Sakai, Mr. Fumiya Kokubu, Mr. Yoichiro Ogawa, Mr. Kazuhiro Higashi and Ms. Ryoko Nagata are Outside Directors in accordance with Article 2, Item 15 of the Companies Act.

	2.	The Company has appointed Mr. Kunihiko Sakai, Mr. Fumiya Kokubu, Mr. Yoichiro Ogawa, Mr. Kazuhiro Higashi and Ms. Ryoko Nagata as independent directors as provided for by the rules of the Tokyo Stock Exchange and reported their appointment to the Tokyo Stock Exchange.

	3.	Both Ms. Asako Suzuki and Mr. Masafumi Suzuki have been appointed as Full-time Member of the Audit Committee by a resolution of the Board of Directors to ensure the effectiveness of audits.

	4.	Mr. Masafumi Suzuki, a Director who is a Member of the Audit Committee, has sufficient operating experience regarding financial and accounting departments in the Company and its subsidiaries. In addition, Mr. Yoichiro Ogawa, a Director who is a Member of the Audit Committee, has abundant knowledge and experience as a certified public accountant. Mr. Suzuki and Mr. Ogawa have considerable knowledge related to finance and accounting.

(ii) Executive Officers

Position	Name	Area of Responsibility or Principal Occupations
President and Representative Executive Officer	Toshihiro Mibe	Chief Executive Officer

Executive Vice President and Representative Executive Officer	Shinji Aoyama	Chief Operating Officer Risk Management Officer In Charge of Government and Industry Relations

Senior Managing Executive Officer	Noriya Kaihara	Chief Officer for Regional Operations (North America) President, Chief Executive Officer and Director of American Honda Motor Co., Inc.

Senior Managing Executive Officer	Katsushi Inoue	Chief Officer for Electrification Business Development Operations

Managing Executive Officer	Mitsugu Matsukawa	President and Director of Honda Development & Manufacturing of America, LLC

Managing Executive Officer	Noriaki Abe	Chief Officer for Motorcycle and Power Products Operations Chief Officer for Traffic Safety Promotion Operations Compliance Officer

Managing Executive Officer	Keiji Ohtsu	President and Representative Director of Honda R&D Co., Ltd.

Managing Executive Officer	Masayuki Igarashi	Chief Officer for Regional Operations (China) President of Honda Motor (China) Investment Co., Ltd. President of Honda Motor (China) Technology Co., Ltd.

Managing Executive Officer	Kensuke Oe	Head of Production Supervisory Unit for Automobile Operations

Managing Executive Officer	Taro Kobayashi	Chief Officer for Automobile Operations Chief Officer for Regional Operations (Associated Regions)

Managing Executive Officer	Manabu Ozawa	Chief Officer for Corporate Strategy Operations

Managing Executive Officer	Hironao Ito	Head of BEV Development Center for Electrification Business Development Operations Head of Automobile Development Center for Automobile Operations Director of Honda R&D Co., Ltd.

Executive Officer	Eiji Fujimura	Chief Financial Officer Chief Officer for Corporate Management Operations

Notes:	1.	As of April 1, 2024, the following resignation from the office of Executive Officer was announced by the Company.

Position	Name	Area of Responsibility or Principal Occupations	Date of retirement
Managing Executive Officer	Mitsugu Matsukawa	President and Director of Honda Development & Manufacturing of America, LLC	April 1, 2024
Managing Executive Officer	Noriaki Abe	Chief Officer for Motorcycle and Power Products Operations Chief Officer for Traffic Safety Promotion Operations Compliance Officer	April 1, 2024
Managing Executive Officer	Taro Kobayashi	Chief Officer for Automobile Operations Chief Officer for Regional Operations (Associated Regions)	April 1, 2024

2.	As of April 1, 2024, the following promotion and assumption of office of Executive Officers were announced by the Company.

Position	Name	Area of Responsibility or Principal Occupations	Current Position as of March 31, 2024
Executive Vice President and Representative Executive Officer	Noriya Kaihara	Compliance and Privacy Officer	Senior Managing Executive Officer
Managing Executive Officer	Eiji Fujimura	Chief Financial Officer Chief Officer for Corporate Management Operations	Executive Officer
Executive Officer	Ayumu Matsuo	Chief Officer for Supply Chain & Purchasing Operations	Operating Executive
Executive Officer	Minoru Kato	Chief Officer for Motorcycle and Power Products Operations Head of Motorcycle Business Unit	Operating Executive
Executive Officer	Yutaka Tamagawa	Chief Officer for Quality Innovation Operations	Operating Executive
Executive Officer	Kazuhiro Takizawa	Chief Officer for Regional Operations (North America) President, Chief Executive Officer and Director of American Honda Motor Co., Inc.	Operating Executive
Executive Officer	Katsuto Hayashi	Chief Officer for Automobile Operations Head of Sales Unit, Automobile Operations Chief Officer for Regional Operations (Associated Regions)	Operating Executive
Executive Officer	Takashi Onuma	Chief Officer for Automobile Production Operations Head of Production Unit, Automobile Production Operations	Operating Executive

3.	The Company introduced the Operating Executive position effective April 1, 2020, with the aim of advancing its corporate executive structure and enabling the Company to address changes in the business environment with greater speed and flexibility. Operating Executives engage in company operations, with responsibility for business execution in their respective areas under the direction and supervision of management.

(2) Remuneration, etc. of Directors and Executive Officers

(a) Policy for determining remuneration of Directors

The Company views remuneration for directors, the key to its corporate governance, as an important driving force in realizing our fundamental beliefs, management policies, and aspirations. The Compensation Committee has established the following decision-making policy in order to encourage appropriate risk-taking and accurately reflect management responsibility in an effort to promote speedy reforms to achieve our vision amidst a drastically changing environment.

1.

The Company’s remuneration structure for the directors and executive officers shall be designed with the aim of motivating them to contribute not only to short-term, but also to mid- and long-term business results, to enable the sustainable enhancement of the corporate value, and shall consist of a fixed monthly remuneration paid as compensation for the performance of their duties, a Short Term Incentive (STI) linked to the business results for the relevant business year, and a Long Term Incentive (LTI) linked to mid- and long-term business results.

2.	Monthly remuneration shall be paid as a fixed amount each month based on the remuneration standard resolved by the Compensation Committee.

3.	STI shall be determined and paid by a resolution of the Compensation Committee, taking into consideration the business results of each business year.

4.

Based on standards and procedures resolved by the Compensation Committee, LTI is linked to mid- and long-term performance and paid in the form of the Company’s shares and cash, in order to function as a sound incentive for sustainable growth.

5.

Remuneration paid to Directors who concurrently serve as Executive Officers, and to Executive Officers, shall consist of monthly remuneration, STI and LTI, and the composition rate shall be determined based on the remuneration rate resolved by the Compensation Committee. The composition rate of variable compensation is increased according to the weight of management responsibility attributed to each position.

6.	Remuneration paid to the Outside Directors and other Directors who do not concurrently serve as Executive Officers shall consist only of monthly remuneration.

7.

In order to advance the Company’s sustainable growth and enhance its corporate value over the mid- and long-term by management from the Shareholder’s Perspective through having a shareholding in the Company, even Directors and Executive Officers who are not eligible for LTI shall acquire the Company’s stock by contributing a certain portion of their remuneration to the Officers Shareholding Association.

8.

Directors and Executive Officers shall continuously hold throughout their term of office and for one year after their retirement any stock of the Company acquired as LTI or acquired through the Officers Shareholding Association.

(b) Approach to remuneration level

The remuneration levels for Directors and Executive Officers are set at a level that is highly competitive in order to secure diverse and talented human resources based on objective remuneration data from an outside research organization and information provided by outside consultants, as well as research and analysis of a peer group of approximately 20 to 30 global Japanese companies of similar size. The Company also reviews remuneration from time to time in response to changes in the business environment.

(c) Remuneration structure

Remuneration paid to Executive Officers consists of monthly remuneration, STI and LTI, and the ratio of STI and LTI is set according to the weight of management responsibility attributed to each position, with a view to providing an incentive to continuously improve corporate value.

1.	Outline of remuneration system for Executive Officers

Type of remuneration	Linked to performance	Fluctuation	Payment method	Payment timing	Remuneration composition ratio (When STI/LTI are paid at the base amount)
					President and Executive Officer	Executive Vice President and Executive Officer	Senior Managing Executive Officer	Managing Executive Officer	Executive Officer
Monthly remuneration	Fixed	—	Cash	Monthly	25%	35%	40%	50%
STI	Short-term performance- linked remuneration	0 to 180%	Cash	Annually	25%	30%	30%	25%
LTI	Medium- to long-term performance- linked remuneration	50 to 150%	Stock	Shares with a restriction on transfer for the points granted each year for three years until retirement	50%	35%	30%	25%

2.	Monthly remuneration

Monthly remuneration is paid each month as a fixed monthly amount in cash based on positions as consideration for the execution of duties.

3.	STI

STI is a performance-linked remuneration that is paid once a year in cash, taking into account the Company’s performance of each fiscal year and the individual performance of each Executive Officer.

The final payment amount is determined by multiplying the standard STI amount by the individual performance coefficient after determining the payment level using the Company’s performance coefficient.

The Company’s performance coefficient fluctuates between 0 and 150% depending on the achievement of KPI, which are operating income margin and profit attributable to owners of the parent of consolidated accounting, both of which are important indicators that measure the contribution to corporate value during each fiscal year.

The individual performance coefficient fluctuates between 80 and 120% depending on the achievement of individual targets set according to each Executive Officer’s role. The President’s performance is evaluated by the Compensation Committee, while that of the Executive Officers, excluding the President, is evaluated by the Compensation Committee following an evaluation by the President.

Company’s performance coefficient (Fluctuation range: 0-150%)

KPIs (Consolidated accounting)	Evaluation method	Weight of each KPI
Operating income margin	Degree of achievement of targets	50%
Profit attributable to owners of the parent		50%

Individual performance coefficient (Fluctuation range: 80-120%)

KPIs	Evaluation method	Weight of each KPI
Individual targets set according to role	Degree of achievement of individual targets	100%

STI payment	=	Standard STI	x	Company’s performance coefficient	x	Individual performance coefficient

4.	LTI

LTI is a non-monetary performance-linked remuneration that provides shares linked to financial and non-financial performance through a trust structure, aiming to raise awareness of the contribution to the sustainable increase in corporate value over the medium to long term, as well as to share profits with shareholders.

Points are granted according to the base amount for each position in April each year, and shares equivalent to the points linked to performance are granted three years after the points are awarded. Furthermore, a restriction period on transfer is placed on the granted shares. In principle, such restriction on transfer is lifted at the time of retirement from both of the Company’s Director and Executive Officer. Any share of the Company acquired as LTI shall be continuously held, throughout their term of office and for one year after their retirement.

Performance evaluations are based on key indicators that measure the degree of contribution to increasing corporate value over the medium to long term. KPI for financial indicators are consolidated operating profit margin and consolidated profit before income taxes, which vary from 50 to 150% depending on the level of growth over the three fiscal years. KPI for non-financial indicators are brand value, SRI indicators, and employee activeness, which vary from 50 to 150% depending on the degree of achievement of the target values for the year under evaluation.

KPIs		Evaluation method	Weight	Fluctuation
Financial indicators	Consolidated operating profit margin	Evaluated based on growth over the three fiscal years	35%	50 to 150%
	Consolidated profit before income taxes		35%
Non-financial indicators	Brand value	Evaluated based on degree of achievement of targets	30%
	SRI index
	Employee activeness

Note: Non-financial indicators are evaluated based on the following indicators:

-	Brand value: Survey of motorcycle, automobile, and power products businesses by a third-party research firm
-	SRI index: Dow Jones Sustainability World Index
-	Employee activeness: Survey of employee activeness in each region by a third-party research firm

< LTI from fiscal year starting from April 1, 2024>

In the fiscal year ended March 31, 2024, the Company reorganized key themes, materiality, and their associated objectives that would be especially focused on across the Company in the future, aiming for the creation of the joy and freedom of mobility.

We have selected the key themes by systematically identifying and prioritizing societal issues extracted comprehensively from the perspective of sustainability, aligning them with the Company’s direction. Specifically, in addition to “environment” and “safety” which have long been highlighted as important themes in our management, we have chosen “people” and “technology,” which drive the Company’s growth, as well as “brand” that encompasses all corporate activities — our five non-financial indicators as important themes. We align these aspects with our financial strategy to effectively generate both social and economic value.

For the LTI for fiscal year ending March 31, 2025 and subsequent years under evaluation, the performance evaluation method has been changed from the perspective of stakeholders including the shareholders as shown below to accelerate commitment to the key themes and further support the creation of both social and economic value. Under this new method, shares equivalent to the points linked to performance are granted one year after the points are awarded with, in principle, a restriction on transfer placed until the retirement from both of the Company’s Director and Executive Officer.

Note that each KPI is regarded as follows: Financial indicators regarded as important indicators to work on for achieving the ROIC target for the fiscal year ending March 31, 2031; Non-financial indicators regarded as indicators that directly link to the five key themes; and Share price indicator regarded as an indicator that reflects the market’s evaluation of the creation of both social and economic value. The KPIs have been selected to achieve objective evaluation.

KPIs		Evaluation method	Weight	Fluctuation
Financial indicators	Consolidated operating profit margin	Evaluated based on degree of achievement of targets	60%	40 to 240%
	Profit for the year attributable to owners of the parent
Non-financial indicators	Brand value		20%
	Total CO2 emissions
	Employee engagement
Share price indicator	Total Shareholder Return	Evaluated based on relative comparison with the dividend-inclusive TOPIX growth rate for the fiscal year	20%

Note: Non-financial indicators are evaluated based on the following indicators:

-	Brand value: Survey of the Company’s brand value by a third-party research firm
-	Total CO2 emissions: The amount of CO2 emissions from corporate activities and products based on CO2 emissions calculation methods used commonly in Japan (and globally)
-	Employee engagement: Survey of employee activeness by a third-party research firm

In addition, Executive Officers who are nonresidents of Japan are not eligible for LTI, but shall be eligible for the same addition to or subtraction from the remuneration based on the performance evaluation used in LTI.

As a result of the evaluation in the fiscal year ended March 31, 2024, STI was increased by 30% compared to the base amount, and LTI was paid with a performance-linked coefficient of 134%.

(d) Clawback

In accordance with the rules of the United Sates Securities and Exchange Commission and the New York Stock Exchange, the Company has a policy to recover erroneously awarded compensation.

Under this policy, if it becomes necessary to make a correction to the financial statements, the Company will use the revised financial statements of the STI (Short Term Incentive) and LTI (Long Term Incentive) paid or delivered to the Company’s Executive Officers. As a prerequisite, all portions exceeding the STI and LTI that have been paid or issued will, in principle, shall be returned reasonably promptly.

In addition, in the event that an Executive Officer of the Company commits certain misconduct, dereliction of duty, a violation of the laws, etc., the Company shall, as determined by the Compensation Committee, pay part or all of the STI and LTI paid or issued to the Executive Officer to be returned reasonably promptly.

The compensation eligible to refund includes STI and LTI awarded or granted during the fiscal year in which the Company is required to prepare the revised financial results occurred and during the preceding three fiscal years. This refund is required to Executive Officers who served during that period, even if they have since resigned from the Company. Furthermore, LTI which is required to refund includes points awarded before the issuance of shares and shares during the transfer restriction period.

(e) Matters related to non-monetary remuneration, etc.

In order to function as a sound incentive for sustainable growth, in accordance with the criteria and procedures approved by the Compensation Committee, the Company delivers and provides the Company’s shares and dividends accruing on the Company’s shares, in conjunction with medium- to long-term business performance.

The status of such delivery and benefits is as described in “COMMON STOCK (Shares Issued to Corporate Officers as Compensation for the Performance of Their Duties During the Fiscal Year Ended March 31, 2024).”

(f) Overview of Compensation Committee and its activities

The Compensation Committee determines the details of remuneration, etc., for each individual Director and Executive Officer and undertakes other duties as required by laws and regulations and the Articles of Incorporation. The Compensation Committee consists of four Directors, including three Outside Directors, and the Chairperson is selected from among the independent Outside Directors.

A total of nine meetings of Compensation Committee were held in fiscal year ended March 31, 2024, and all members attended all meetings.

The main matters discussed during the fiscal year ended March 31, 2024 are as follows.

-	Basic policy, annual activity plan
-	Officers’ performance evaluation
-	The LTI and the stock delivery rules
-	Clawback policy

(g) Reasons for the Compensation Committee to determine that the details of individual remuneration, etc. for Directors and Executive Officers are in line with the determination policy

The Company examines and deliberates the consistency of remuneration levels, the composition of remuneration, and the setting of targets for performance-linked compensation, etc., with the Company’s basic policy on the determination of remuneration for officers from various perspectives, based on comparisons with the external environment and information provided by external consultants.

Therefore, the Compensation Committee believes that the individual remuneration for Directors and Executive Officers for the fiscal year ended March 31, 2024 is in line with the determination policy.

(h) Total amount of remuneration by category

	Yen (millions)
Category	Total amount of remuneration, etc.	Total amount by type of remuneration, etc.			Number of eligible Directors (number of persons)
		Fixed remuneration	Performance-linked remuneration
			STI	LTI
Directors (excluding Outside Directors)	300	287	—	12	4
Outside Directors	90	90	—	—	5
Executive Officers	1,395	470	483	440	10
Total	1,786	849	483	453	19

Notes:	1.	The above-stated Directors do not include three Directors who concurrently serve as Executive Officers.

	2.	The above shows the amounts of remuneration, etc. paid to the Company’s Directors by the Company during the fiscal year ended March 31, 2024, and includes the amounts paid to one Director who retired at the close of the 99th Ordinary General Meeting of Shareholders held on June 21, 2023.

	3.	The amount of STI to Executive Officers shown was decided by the meeting of the Compensation Committee held on May 7, 2024.

	4.	The total amount of LTI is the amount recorded as expenses related to the share delivery points granted during the fiscal year in connection with the directors’ remuneration BIP (Board Incentive Plan) trust. The remuneration falls under non-monetary remuneration.

(3) Principal Activities of Outside Directors during the Fiscal Year ended March 31, 2024

Position	Name	Attendance Record	Principal Activities during the Fiscal Year ended March 31, 2024
Director	Kunihiko Sakai	Attended all 12 meetings of the Board of Directors Attended all 9 meetings of the Nominating Committee Attended all 10 meetings of the Audit Committee	As initially expected, he has made proactive statements from an objective and advanced perspective at meetings including the Company’s Board of Directors, Nominating Committee and Audit Committee meetings based on his broad perspectives, extensive knowledge and high level of expertise on law cultivated through his work experience as a public prosecutor and lawyer. He also conducts audits, inspects the Company’s business activities and holds discussions with other Directors and Executive Officers, thereby fully fulfilling his supervisory function over management from an independent standpoint.

Director	Fumiya Kokubu	Attended all 12 meetings of the Board of Directors Attended all 9 meetings of the Nominating Committee Attended all 9 meetings of the Compensation Committee	As initially expected, he has made proactive statements from an objective and advanced perspective at meetings including the Company’s Board of Directors, Nominating Committee, and Compensation Committee meetings, based on his broad perspectives and extensive knowledge on corporate management cultivated through his management experience at a trading company engaged in global business activities. As the Chairperson of the Nominating Committee, he also contributed to strengthen the transparency and objectivity of the process for determining candidates for Director, and he also inspects the Company’s business activities and holds discussions with other Directors and Executive Officers, thereby fully fulfilling his supervisory function over management from an independent standpoint.

Director	Yoichiro Ogawa	Attended all 12 meetings of the Board of Directors Attended all 10 meetings of the Audit Committee Attended all 9 meetings of the Compensation Committee	As initially expected, he has made proactive statements from an objective and advanced perspective at meetings including the Company’s Board of Directors, Audit Committee, and Compensation Committee meetings, based on his broad perspectives, extensive knowledge on corporate management and high level of expertise in finance cultivated through his work experience as a certified public accountant and his management experience at an audit firm. As the Chairperson of the Audit Committee, he also contributed to strengthen the audit function, and he also conducts audits, inspects the Company’s business activities and holds discussions with other Directors and Executive Officers, thereby fully fulfilling his supervisory function over management from an independent standpoint.

Director	Kazuhiro Higashi	Attended all 12 meetings of the Board of Directors Attended all 9 meetings of the Nominating Committee Attended all 9 meetings of the Compensation Committee	As initially expected, he has made proactive statements from an objective and advanced perspective at meetings including the Company’s Board of Directors, Compensation Committee, and Nominating Committee meetings, based on his broad perspectives and extensive knowledge on corporate management cultivated through his management experience at a financial institution. As the Chairperson of the Compensation Committee, he also contributed to strengthen the transparency and objectivity of the process for determining remuneration for Directors and Executive Officers, and he also inspects the Company’s business activities and holds discussions with other Directors and Executive Officers, thereby fully fulfilling his supervisory function over management from an independent standpoint.

Position	Name	Attendance Record	Principal Activities during the Fiscal Year ended March 31, 2024
Director	Ryoko Nagata	Attended all 12 meetings of the Board of Directors Attended all 10 meetings of the Audit Committee	As initially expected, she has made proactive statements from an objective and advanced perspective at meetings including the Company’s Board of Directors and Audit Committee meetings, based on her broad perspectives, and extensive knowledge on corporate management and audits cultivated through her management experience at a manufacturer engaged in global business activities and her work experience as a corporate auditor. She also conducts audits, inspects the Company’s business activities and holds discussions with other Directors and Executive Officers, thereby fully fulfilling her supervisory function over management from an independent standpoint.

Note:	The attendance rate of all Internal Directors was 98.6% at meetings of the Board of Directors, and 100% at the Nominating Committee, Audit Committee and Compensation Committee, respectively.

(4) Summary of Content of Liability Limitation Contract

The Company has entered into liability limitation contracts with all Outside Directors based on Article 427, Paragraph 1 of the Companies Act and Article 27, Paragraph 2 of the Company’s Articles of Incorporation, to the effect of limiting the liability for damages, in accordance with Article 423, Paragraph 1 of the Companies Act, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Companies Act.

(5) Summary of Content of Indemnity Contract

The Company has entered into indemnity contracts provided for in Article 430-2, Paragraph 1 of the Companies Act with each of its Directors, Seiji Kuraishi, Toshihiro Mibe, Shinji Aoyama, Kohei Takeuchi, Asako Suzuki, Masafumi Suzuki, Kunihiko Sakai, Fumiya Kokubu, Yoichiro Ogawa, Kazuhiro Higashi and Ryoko Nagata, and its Executive Officers, Noriya Kaihara, Katsushi Inoue, Mitsugu Matsukawa, Noriaki Abe, Keiji Ohtsu, Masayuki Igarashi, Kensuke Oe, Taro Kobayashi, Manabu Ozawa, Hironao Ito and Eiji Fujimura, under which the Company shall indemnify them for the expenses provided for in item 1 of Article 430-2, Paragraph 1 to the extent permitted by law. However, measures are taken to ensure that the appropriateness of the performance of duties is not impaired, by excluding cases where the insured persons have acted maliciously or with gross negligence in the performance of their duties.

Mr. Kohei Takeuchi resigned as a Director on June 21, 2023, and therefore the indemnity contract with Mr. Takeuchi was terminated on the same date.

(6) Summary of Content of Directors and Officers Liability Insurance Contract

The Company has entered into a directors and officers liability insurance contract that covers the Company’s Directors, Executive Officers and Operating Executives, as well as the Directors, Corporate Auditors and Operating Officers of its subsidiary Honda R&D Co., Ltd. as insured persons, as provided for in Article 430-3, Paragraph 1 of the Companies Act, with an insurance company. Under the insurance contract, legal damages and litigation expenses to be borne by the insured persons shall be covered. However, measures are taken to ensure that the appropriateness of the performance of duties is not impaired, by excluding compensation for damages arising from acts committed with the knowledge that such acts violate laws and regulations.

5. FINANCIAL AUDITOR

(1) Name of Financial Auditor

    KPMG AZSA LLC

(2) Financial Auditor Remuneration, Etc., for the Fiscal Year ended March 31, 2024

Category	Year ended March 31, 2023 (reference)		Year ended March 31, 2024
	Remuneration for audit certification services (millions of yen)	Remuneration for non-audit services (millions of yen)	Remuneration for audit certification services (millions of yen)	Remuneration for non-audit services (millions of yen)
The Company	597	4	664	3
Consolidated subsidiaries	482	43	435	43

Total	1,079	47	1,099	46

Notes:	1.

The Company’s Audit Committee has examined the financial auditor’s audit plan for the current fiscal year and the basis for calculation of estimates used as assumptions for remuneration, based on inspection and evaluation of the previous fiscal year’s auditing performance through materials obtained and reports received as necessary from Executive Officers, relevant internal departments and the financial auditor. As a result, it has agreed to the remuneration of the financial auditor as specified in Article 399, Paragraphs 1 and 4 of the Companies Act of Japan.

	2.

The audit contract between the Company and its financial auditor does not itemize remuneration for auditing work based on the Companies Act of Japan, auditing work based on the Financial Instruments and Exchange Act of Japan and auditing work based on the Securities Exchange Act of the United States. Because of this and because it is impractical to itemize these categories of remuneration, the figure shown in “Remuneration for audit certification services” of the Company is a total figure.

	3.

Non-audit services for which the Company pays remuneration to its financial auditor for duties other than those stipulated in Article 2, Paragraph 1 of the Certified Public Accountants Act in the current fiscal year consist of advice and guidance on accounting matters and information disclosure.

	4.	Of the Company’s principal subsidiaries, overseas subsidiaries are audited by financial audit companies other than the financial auditor employed by the Company.

(3) Policy Regarding Dismissal or Non-Re-Employment of Financial Auditor

In the case that the financial auditor is recognized to have committed a serious legal infraction, sharply lowered the quality of its audit services, or otherwise shown grounds for determining it is inappropriate for employment as a financial auditor, the Company’s Audit Committee shall dismiss the financial auditor in accordance with procedures stipulated in the Companies Act, or decide on proposals concerning the dismissal or non re-employment of the financial auditor to be submitted to the general meetings of shareholders.

6. THE COMPANY’S SYSTEMS AND POLICIES

(1) Systems to Ensure the Compliance of the Executive Officers’ Execution of Duties with Laws and Regulations and the Articles of Incorporation and Other Systems to Ensure the Appropriateness of Operations of the Company and the corporate group comprised of the Company and its subsidiaries

The Board of Directors of the Company has determined the Basic Policy on Development of Internal Control Systems as follows.

1.	Systems for ensuring that the execution of duties by Executive Officers and employees complies with laws and regulations, and the Company’s Articles of Incorporation

The Company will establish a code of conduct to be observed by its management and employees, such as conformity with applicable laws, regulations, and internal rules, and it will endeavor to ensure that all management personnel and employees are made aware of and observe this code.

The Company will further develop its internal whistle-blowing systems to facilitate compliance.

The Company will install an Executive Officer to oversee all compliance matters and will further develop its compliance systems.

2.	Systems related to retention and management of information on execution of duties by the Executive Officers

The Company will establish a management policy for information related to the execution of duties by the Executive Officers and appropriately retain and manage such information.

3.	Rules and other systems related to risk management

The Company will further develop systems for relevant boards and councils to make decisions regarding material matters of management after assessing and considering associated risks.

The Company will install an Executive Officer to oversee all matters related to risk management, and it will establish rules on risk management and further develop its risk management systems.

4.	Systems for ensuring that the duties of the Executive Officers are being executed efficiently

The Company will assign Executive Officers and other Executives, who are transferred the authority from Representative Executive Officers, to the headquarters of each region, business and function and to main divisions as people responsible for handling business execution in the fields of which they are in charge and will further develop systems that enable prompt and appropriate decision making by clearly defining the scope of authorities delegated to these people responsible and the decision-making process.

To conduct management efficiently and effectively, the Company will establish midterm management plans and annual business plans, endeavor to share these plans, and supervise their progress.

5.	Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately

In addition to sharing the Company’s code of conduct for its management and employees as well as its basic policy on development of internal control systems with its subsidiaries, the Company will further develop systems for supervising its subsidiaries and endeavor to enhance the corporate governance of the Group.

The Company will further develop systems for reporting material matters of the management of subsidiaries to the Company.

The Company will share the risk management policy established by the Company with its subsidiaries and will further develop the risk management systems of the Group through such methods as establishing rules regarding reports from subsidiaries on material risks.

The Company will further develop the internal whistle-blowing systems of the Group in order to discover at an early stage and respond to issues such as violations of laws or regulations within the Group.

The Company will enhance the internal auditing systems of the Group.

Note: In the above section, “Group” means the corporate group comprised of the Company and its subsidiaries.

6.

Provision of the Directors and employees who should support duties of the Audit Committee, independence of such Directors and employees from other Executive Officers, and ensuring effectiveness of instructions to such Directors and employees

The Company will establish a staff organization directly under the Board of Directors to provide support for the Audit Committee.

7.

Systems for Directors, Executive Officers and employees to report to the Audit Committee and systems for ensuring that no one making such a report will receive any disadvantageous treatment for doing so

The Company will further develop systems for the managements and employees of the Company and its subsidiaries to report to the Audit Committee. No one making such a report will receive any disadvantageous treatment for doing so.

8.	Policy related to processing of expenses incurred in the execution of duties by members of the Audit Committee and other systems for ensuring the effectiveness of audits by the Audit Committee

In accordance with laws and regulations, the Company will bear the necessary expenses for the members of the Audit Committee to execute their duties.

The Company will further develop other necessary systems for audits by the Audit Committee to be conducted effectively.

(2) Overview of Operating Status for Systems to Ensure the Compliance of the Executive Officers’ Execution of Duties with Laws and Regulations and the Articles of Incorporation and Other Systems to Ensure the Appropriateness of Operations of the Company and the corporate group comprised of the Company and its subsidiaries

The Overview of Developing and Operating Status of Basic Policy on Development of Internal Control Systems stated above is as follows.

1.	Systems for ensuring that the execution of duties by Executive Officers and employees complies with laws and regulations and the Company’s Articles of Incorporation

The Company has established the Honda Code of Conduct to clearly define the Company’s policy on legal compliance and the acts of integrity for its management and employees, and the Company endeavors to ensure that all management personnel and employees are made aware of and follow the Honda Code of Conduct through opportunities such as management training, training upon joining the Company, and level-specific employee training.

The Company has established the Business Ethics Kaizen Proposal Line as a point of contact for internal whistle-blowing. In addition to internal points of contact, the Company has also established an external point of contact in a law firm. These points of contact are operated under rules that include the protection of anyone making use of the Proposal Line.

Pursuant to a resolution of the Board of Directors, the Managing Executive Officer, who is serving as the Chief Officer, Motorcycle and Power Products Chief Officer, and the Chief Officer, Traffic Safety Promotion Operations has been appointed as the Compliance Officer.

The Company has established the Compliance Committee chaired by the Compliance Officer, and the Committee deliberates on material matters related to compliance.

In the fiscal year ended March 31, 2024, the Compliance Committee has held meetings four times (four regular meetings) and has deliberated on matters such as the status of establishment and operation of internal control systems, the operating status of the Business Ethics Kaizen Proposal Line and measures to improve compliance.

Each department has conducted an inspection of its legal compliance status using a control self-assessment (CSA) method, and the Audit Division has conducted an internal audit of those results.

2.	Systems related to retention and management of information on execution of duties by the Executive Officers

The Company’s policy on information management is prescribed in the Document Management Policy, which also stipulates the management policy for information related to the execution of duties by the Executive Officers.

In accordance with this Policy, minutes are prepared for each Board of Directors meeting and Executive Council meeting and permanently retained by the department in charge.

Also, in accordance with this Policy, minutes are prepared for each Nominating Committee meeting, Audit Committee meeting and Compensation Committee meeting and retained by the department in charge for 10 years.

3.	Rules and other systems related to risk management

The relevant boards and councils such as the Board of Directors, Executive Council, Business Operating Board, and Regional Operating Boards deliberate upon material matters of management in accordance with each body’s rules of procedure and then make decisions regarding such matters after assessing and considering associated risks.

Pursuant to a resolution of the Board of Directors, the Director, Executive Vice President and Representative Executive Officer, Chief Operating Officer, and Executive in Charge of Government and Industry Relations has been appointed as the Risk Management Officer.

The Company has established a Risk Management Committee chaired by the Risk Management Officer, and the Committee deliberates on material matters related to risk management.

In the fiscal year ended March 31, 2024, the Risk Management Committee has held meetings 12 times, and identified, responded to, and confirmed the response status to the Group’s material risks.

The Company has established the Honda Global Risk Management Policy, which prescribes the Company’s basic policy on risk management (such as business risks and disaster risks) as well as systems for collecting risk information and responding to risks when they arise.

Each department regularly conducts risk assessments in accordance with the Policy.

The Risk Management Officer monitors and supervises the status of responses to material risks, and sets up the Global Emergency Headquarters as necessary. The Noto Peninsula Earthquake which occurred in January 2024 caused a drop in automobile production at some manufacturing facilities in Japan as a result of damage sustained by suppliers. In response, the Group set up and activated the Global Emergency Headquarters, and in cooperation with its suppliers, took measures to minimize the impact on the Company’s business and business results, including utilizing inventory and alternative development to equivalent parts.

4.	Systems for ensuring that the duties of the Executive Officers are being executed efficiently

For strengthening the business execution of each region and on-site, and prompt and appropriate managerial decisions, Executive Officers and other Executives, who are transferred the authority from Representative Executive Officers, are assigned to the headquarters of each region, business, and function and to main divisions as people responsible for handling business execution in the fields of which they are in charge.

In addition to the Board of Directors, the Executive Council and the Business Operating Board have been established as bodies to make decisions on material matters of management, and each body’s rules of procedure clearly define the scope of authorities delegated to Executive Officers and other Executives and the decision-making process. The Company has adopted a “company with three committees” structure, which enables the Company to strengthen the supervisory function of the Board of Directors and to extend the delegation of authority from the Board of Directors to the Executive Council meetings for further increased speed in decision-making.

The Board of Directors determines the management vision and the company-wide medium- to long-term management plans, which are then shared throughout the Company through Executives including Chief Officers.

The Board of Directors periodically receives reports on the progress of the company-wide medium- to long-term management plans and on the progress of the annual business plans, thereby supervising the execution status thereof.

5.	Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately

The Company’s department in charge of internal control endeavors to ensure, both directly and through each regional headquarters, that the Company’s subsidiaries are made aware of the Honda Code of Conduct and the basic policy on development of internal control systems.

Each subsidiary has developed internal control systems appropriate to the laws and regulations of the country in which it operates and to the business conditions of the subsidiary and regularly reports to the Company regarding the development and operating status of those systems.

People responsible for the supervision of each subsidiary have been appointed from among the Executive Officers and other Executives with jurisdiction over the area related to the business of the relevant subsidiary. These people responsible regularly receive reports regarding business plans and management conditions from the subsidiaries for which they are responsible and supervise those subsidiaries in cooperation with business management departments and other related departments.

The Company requires subsidiaries to obtain prior approval from or make reports to the Company regarding material matters of the management of the subsidiary in accordance with the Company’s rules of procedure, and each subsidiary has developed its own approval rules that include the requirements of the Company.

The Company’s subsidiaries have developed risk management systems appropriate to their sizes and business conditions based on the Honda Global Risk Management Policy and report to the Company on material risks. The Company’s department in charge of risk management also verifies the development and operating status of the risk management systems of the subsidiaries.

The Business Ethics Kaizen Proposal Line of the Company accepts whistle-blowing reports from management, employees and affiliates of the Company and its subsidiaries, in addition to which each regional headquarters and other major subsidiary has established its own internal whistle-blowing point of contact.

The Audit Division, which directly reports to the president, conducts internal auditing of each department of the Company, provides supervision and guidance to internal audit departments in major subsidiaries, and conducts audits of subsidiaries directly when necessary.

6.

Provision of the Directors and employees who should support duties of the Audit Committee, independence of such Directors and employees from other Executive Officers, and ensuring effectiveness of instructions to such Directors and employees

The Company has established the Board of Directors Office as an organization that exclusively supports duties of the Board of Directors and each of the Nominating Committee, Audit Committee and Compensation Committee.

Employees who belong to the Board of Directors Office take orders from the Board of Directors and each Committee and perform their duties. As the consent of the Audit Committee is required for such employees’ personnel evaluation, personnel change, and the like, the independence from Executive Officers and the effectiveness of instructions from the Audit Committee are ensured.

7.

Systems for Directors, Executive Officers and employees to report to the Audit Committee and systems for ensuring that no one making such a report will receive any disadvantageous treatment for doing so

The Company has established its Standards for the Audit Committee Reports as a set of standards for reports to the Audit Committee, and the relevant departments of the Company regularly report to the Audit Committee regarding the business conditions and the development and operation status of internal control systems, such as those for compliance and risk management, of the Company and its subsidiaries. Additionally, if there are any matters that may significantly affect the Company, those are reported as well.

No one who has made a report to the Audit Committee is treated disadvantageously for having done so.

8.	Policy related to processing of expenses incurred in the execution of duties by members of the Audit Committee and other systems for ensuring the effectiveness of audits by the Audit Committee

In order for the Company to bear the necessary expenses for the members of the Audit Committee to execute their duties, the Company secures the necessary budget every business year based on proposals from the Audit Committee.

The Audit Committee works closely with the Audit Division, which serves as the Company’s internal audit department, to conduct business audits of the Company and its subsidiaries. Additionally, two full-time members of the Audit Committee are appointed, and they attend Executive Council meetings and other important meetings as necessary.

(3) Policy Regarding Decisions for Distribution of Dividends, Etc.

The Company strives to carry out its operations worldwide from a global perspective and to increase its corporate value. With respect to the redistribution of profits to its shareholders, which we consider to be one of the most important management issues, the distribution of dividends is determined after taking into account retained earnings for future growth and consolidated earnings performance, among other factors, from a long-term perspective. The Company strives to pay stable and continuous dividends with a target of 30% for the consolidated payout ratio.

The Company’s basic policy on the distribution of dividends is to pay a dividend twice a year, as an interim dividend and a year-end dividend. The decision-making body for dividends is the Board of Directors.

The Company will also acquire its own shares at a timing it deems optimal with the goal of improving efficiency of the Company’s capital structure and implementing a flexible capital policy.

The Company will allocate retained earnings toward financing R&D activities that are essential for its future growth, capital expenditures and investment programs that will expand its operations, and maintaining sound financial conditions.

The cash dividends per share for the year ended March 31, 2024 were as follows: medium-term cash dividends of JPY 87, and year-end cash dividends of JPY 39.

Note: As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023. The year-end dividend per share for the fiscal year ended March 31, 2024 is based on the number of shares after the stock split. Based on the number of shares prior to the stock split, the year-end dividend and the total annual dividend for the fiscal year ended March 31, 2024 are expected to be JPY 117 per share and JPY 204 per share, respectively.

Consolidated Financial Statements

Consolidated Statements of Financial Position

	Yen (millions)
As of March 31, 2023 and 2024	2023 (reference)	2024
ASSETS
Current assets:
Cash and cash equivalents	3,803,014	4,954,565
Trade receivables	1,060,271	1,240,090
Receivables from financial services	1,899,493	2,558,594
Other financial assets	263,892	229,583
Inventories	2,167,184	2,442,969
Other current assets	384,494	446,763

Total current assets	9,578,348	11,872,564

Non-current assets:
Investments accounted for using the equity method	915,946	1,206,968
Receivables from financial services	3,995,259	5,616,676
Other financial assets	855,070	968,142
Equipment on operating leases	4,726,292	5,202,768
Property, plant and equipment	3,168,109	3,234,413
Intangible assets	870,900	999,689
Deferred tax assets	105,792	170,856
Other non-current assets	454,351	502,074

Total non-current assets	15,091,719	17,901,586

Total assets	24,670,067	29,774,150

Note:	Figures for the previous fiscal year reflect the effect of changes in estimates related to product warranty expenses that occurred after the issuance of the consolidated financial statements prepared in accordance with the Companies Act.

	Yen (millions)
As of March 31, 2023 and 2024	2023 (reference)	2024
LIABILITIES AND EQUITY
Current liabilities:
Trade payables	1,426,333	1,609,836
Financing liabilities	3,291,195	4,105,590
Accrued expenses	419,570	638,319
Other financial liabilities	324,110	340,858
Income taxes payable	86,252	157,410
Provisions	362,701	566,722
Other current liabilities	741,963	904,757

Total current liabilities	6,652,124	8,323,492

Non-current liabilities:
Financing liabilities	4,373,973	6,057,967
Other financial liabilities	288,736	316,919
Retirement benefit liabilities	255,852	284,844
Provisions	270,169	385,001
Deferred tax liabilities	877,300	855,067
Other non-current liabilities	449,622	544,988

Total non-current liabilities	6,515,652	8,444,786

Total liabilities	13,167,776	16,768,278

Equity:
Common stock	86,067	86,067
Capital surplus	185,589	205,073
Treasury stock	(484,931)	(550,808)
Retained earnings	9,980,128	10,644,213
Other components of equity	1,417,397	2,312,450

Equity attributable to owners of the parent	11,184,250	12,696,995
Non-controlling interests	318,041	308,877

Total equity	11,502,291	13,005,872

Total liabilities and equity	24,670,067	29,774,150

Note:

Figures for the previous fiscal year reflect the effect of changes in estimates related to product warranty expenses that occurred after the issuance of the consolidated financial statements prepared in accordance with the Companies Act.

Consolidated Statements of Income

	Yen (millions)
Years ended March 31, 2023 and 2024	2023 (reference)	2024
Sales revenue	16,907,725	20,428,802

Operating costs and expenses:
Cost of sales	(13,576,133)	(16,016,659)
Selling, general and administrative	(1,669,908)	(2,106,539)
Research and development	(880,915)	(923,627)

Total operating costs and expenses	(16,126,956)	(19,046,825)

Operating profit	780,769	1,381,977

Share of profit of investments accounted for using the equity method	117,445	110,817

Finance income and finance costs:
Interest income	73,071	173,695
Interest expense	(36,112)	(59,631)
Other, net	(55,608)	35,526

Total finance income and finance costs	(18,649)	149,590

Profit before income taxes	879,565	1,642,384
Income tax expense	(162,256)	(459,794)

Profit for the year	717,309	1,182,590

Profit for the year attributable to:
Owners of the parent	651,416	1,107,174
Non-controlling interests	65,893	75,416

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	128.01	225.88

Note:

Figures for the previous fiscal year reflect the effect of changes in estimates related to product warranty expenses that occurred after the issuance of the consolidated financial statements prepared in accordance with the Companies Act.

Consolidated Statements of Changes in Equity

Year ended March 31, 2024

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2023	86,067	185,589	(484,931)	9,980,128	1,417,397	11,184,250	318,041	11,502,291

Comprehensive income for the year
Profit for the year				1,107,174		1,107,174	75,416	1,182,590
Other comprehensive income, net of tax					874,274	874,274	19,085	893,359

Total comprehensive income for the year				1,107,174	874,274	1,981,448	94,501	2,075,949
Reclassification to retained earnings				(17,715)	17,715	—		—
Transactions with owners and other
Dividends paid				(241,865)		(241,865)	(63,895)	(305,760)
Purchases of treasury stock			(250,513)			(250,513)		(250,513)
Disposal of treasury stock			504			504		504
Cancellation of treasury stock		(623)	184,132	(183,509)
Share-based payment transactions		3				3		3
Equity transactions and others		20,104			3,064	23,168	(39,770)	(16,602)

Total transactions with owners and other		19,484	(65,877)	(425,374)	3,064	(468,703)	(103,665)	(572,368)

Balance as of March 31, 2024	86,067	205,073	(550,808)	10,644,213	2,312,450	12,696,995	308,877	13,005,872

Note:

Figures for the balance as of April 1, 2023 reflect the effect of changes in estimates related to product warranty expenses that occurred after the issuance of the consolidated financial statements prepared in accordance with the Companies Act.

The Notes to the Consolidated Statutory Report

Material Accounting Policy:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries (including structured entities): 289

Corporate names of principal consolidated subsidiaries:

American Honda Motor Co., Inc., Honda Development & Manufacturing of America, LLC, Honda Canada Inc.,

Honda R&D Co., Ltd., Honda Motor Europe Ltd., American Honda Finance Corporation

2.	Affiliates and joint ventures accounted for using the equity method

Number of affiliates and joint ventures: 71

Corporate names of major affiliates and joint ventures:

Dongfeng Honda Automobile Co., Ltd., GAC Honda Automobile Co., Ltd., PT. Astra Honda Motor

3.	Changes of consolidated subsidiaries, affiliates and joint ventures

Consolidated subsidiaries (including structured entities):

Newly formed consolidated subsidiaries: 11

Reduced through reorganization: 35

Affiliates and joint ventures:

Newly formed affiliates and joint ventures: 4

Reduced through reorganization: 2

4.	Accounting standards of consolidated financial statements

The Company prepares its consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”) in accordance with Article 120-1 of the Ordinance of Companies Accounting. The Company omits some disclosure items and notes in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting.

5.	Basis and method of valuation for financial assets

(1)	Non-derivative financial assets

(Financial assets measured at amortized cost)

A financial asset is classified into financial assets measured at amortized cost when the asset is held within a business model whose objective is to hold the asset in order to collect the contractual cash flows, and the contractual term of the financial asset gives rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Financial assets measured at amortized cost are initially measured at their fair value, and are subsequently measured at amortized cost using the effective interest method.

(Financial assets measured at fair value through other comprehensive income)

A financial asset in debt securities is classified into financial assets measured at fair value through other comprehensive income when the asset is held within a business model whose objectives are to hold the asset in order to collect the contractual cash flows as well as to sell the asset, and the contractual term of the financial asset gives rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Debt securities classified as financial assets measured at fair value through other comprehensive income are initially measured at their fair value, and subsequent changes in fair value of the investment, except for impairment gains or losses and foreign exchange gains or losses, are presented in other comprehensive income.

In addition, Honda elects to designate investments in equity securities, such as shares held for maintaining and strengthening trade relationships, as financial assets measured at fair value through other comprehensive income. Equity securities designated as financial assets measured at fair value through other comprehensive income are initially measured at their fair value, and subsequent changes in fair value of the investment are presented in other comprehensive income.

(Financial assets measured at fair value through profit or loss)

Financial assets measured at fair value that are not classified or designated as financial assets measured at fair value through other comprehensive income are classified into financial assets measured at fair value through profit or loss. Financial assets measured at fair value through profit or loss are initially measured at their fair value, and subsequent changes in fair value are recognized in profit or loss.

(2)	Derivatives

Derivatives are initially recognized as assets and measured at fair value, when Honda becomes a party to the contractual provision of the derivatives. Subsequent changes in fair value of derivatives are recognized in profit or loss in the period of the changes.

6.	Basis and method of valuation for inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories includes purchase costs and conversion costs, and it is determined principally by using the first-in first-out method.

7.	Basis and method of valuation and depreciation method for equipment on operating leases

Equipment on operating leases is initially measured at cost. Depreciation of equipment on operating leases is calculated using the straight-line method over the lease term. The depreciable amount is the cost of the equipment less its residual value.

8.	Basis and method of valuation and depreciation method for property, plant and equipment

Property, plant and equipment is initially measured at cost. Depreciation of property, plant and equipment, except for land that is not subject to depreciation, is calculated using the straight-line method over the estimated useful life. The depreciable amount is the cost of the asset less the respective estimated residual values. Right-of-use assets from lease transactions are initially measured at cost and depreciated by the straight-line method from the lease commencement date to the end of the useful life of right-of-use assets or the end of the lease period, whichever is earlier.

9.	Basis and method of valuation and amortization method for intangible assets

(Research and development)

Capitalized development cost is measured at the sum of expenditures for development incurred between when the foregoing conditions for capitalization are initially met and when the development is completed, and includes all directly attributable costs to the development process. Capitalized development cost is amortized using the straight-line method over the expected product life cycle of the developed product.

Expenditures on research and other development expenditures which do not meet the foregoing conditions are expensed as incurred.

(Other intangible assets)

Other intangible assets are initially measured at cost and principally amortized using the straight-line method over their estimated useful lives.

10.	Impairment

(1)	Financial assets measured at amortized cost

(Receivables from financial services – Allowance for credit losses)

The allowance for credit losses is management’s estimate of expected credit loss (ECL) on receivables from financial services.

The allowance for credit losses on financial assets which have experienced a significant increase in credit risk since initial recognition is measured at amounts equal to lifetime ECL. The allowance for credit losses on financial assets which have not experienced a significant increase in credit risk is measured at amounts equal to 12-month ECL. Lifetime ECL represents ECL that results from all possible default events over the expected life of a financial asset. 12-month ECL is the portion of lifetime ECL that results from default events that are possible within 12 months after the reporting date. ECL is a probability-weighted estimate of the difference between the contractual cash flows and the cash flows that the entity expects to receive, discounted at the original effective interest rates.

When determining whether credit risk has increased significantly, the finance subsidiaries assess financial assets either individually based primarily on delinquencies or collectively for groups of financial assets with shared risk characteristics such as the period of initial recognition, collateral type, original term and credit score considering relative changes in expected default rates since initial recognition.

(2)	Equipment on operating leases, property, plant and equipment and intangible assets

At the end of the reporting period, the carrying amount of equipment on operating leases, property, plant and equipment, and intangible assets are assessed to determine whether or not there is any indication of impairment. If there is such an indication, the recoverable amount of such asset is estimated and compared with the carrying amount of the asset as a test of impairment.

11.	Provisions for product warranties

Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda provides for general estimated warranty costs at the time products are sold to customers. Honda also provides for specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

12.	Post-employment benefits

For defined benefit plans, the present value of defined benefit obligations less the fair value of plan assets is recognized as either a liability or an asset in the consolidated statements of financial position.

The present value of defined benefit obligations and service costs are principally determined for each plan using the projected unit credit method. The discount rate is determined by reference to market yields at the end of the reporting period on high quality corporate bonds that is consistent with the currency and estimated term of the post-employment benefit obligation. Net interest on the net defined benefit liability (asset) for the reporting period is determined by multiplying the net defined benefit liability (asset) by the discount rate.

Past service cost defined as the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment is recognized in profit or loss upon occurrence of the plan amendment or curtailment.

Honda recognizes the difference arising from remeasurement of present value of the defined benefit obligation and the fair value of the plan asset in other comprehensive income when it is incurred, and reclassifies it immediately to retained earnings.

13.	Revenue Recognition

(1)	Sale of products

Sales of products are reported by Motorcycle business, Automobile business, Power Products and Other businesses.

Honda recognizes revenue when control over products is transferred to customers. This transfer generally corresponds to the date of delivery of products to customers. Revenue is measured based on consideration specified in a contract with customer and excludes amounts collected on behalf of third parties. The total consideration in the contract is allocated to all products and services based on their stand-alone selling prices. The stand-alone selling prices are determined with reference to the selling prices of similar products or services and other reasonably available information.

Honda provides dealer incentives, which generally represent discounts provided from Honda to the dealer. Honda also provides incentive programs generally in the form of below-market interest rate loans or lease programs for the retail customers to enhance dealer’s sales activities. The amount incurred for these programs is calculated based on the difference between the interest or lease rate offered to retail customers and the market-based interest or lease rate. These incentives are considered variable consideration when determining the transaction price and they are deducted from sales revenue recognized when products are sold to the dealers. Revenue is recognized only to the extent that it is highly probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Customers usually pay consideration for sales of products within 30 days from the transfers of control over the products to customers.

In addition, product sales contracts with customers include warranty clauses to guarantee that the products comply with agreed-upon specifications and Honda recognizes provisions for product warranties to meet these guarantees. For more information on product warranties, see note “11. Provisions for product warranties.”

(2)	Rendering of financial services

Interest income from receivables from financial services is recognized using the effective interest method. Finance receivable origination fees and certain direct origination costs are included in the calculation of the effective interest rate, and the net fee or cost is amortized using the effective interest method over the contractual term of the finance receivables.

The finance subsidiaries of the Company offer financial services that contain a lease. Interest income from receivables held under a finance lease is recognized using the effective interest method. When Honda is the manufacturer or dealer lessor, sales revenue and the corresponding cost for a portion identified as sale of products is recognized in profit or loss in accordance with the policy on revenue recognition for sale of products. Revenue from operating leases is recognized on a straight-line basis over the term of the lease.

Accounting Estimates:

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about accounting estimates and assumptions that have significant effects on the amounts reported in the consolidated financial statements is as follows:

1.	Valuation of financial assets measured at amortized cost and debt securities classified into financial assets measured at fair value through other comprehensive income: Yen (millions)

	Mar. 31, 2023	Mar. 31, 2024
Financial assets measured at amortized cost
Trade receivables	1,060,271	1,240,090
Receivables from financial services	5,894,752	8,175,270
Other financial assets	329,329	326,575
Debt securities classified into financial assets measured at fair value through other comprehensive income
Other financial assets	26,555	30,567

2.	Fair value of financial instruments (Note on Financial Instruments)

3.	Net realizable value of inventories: Yen (millions)

	Mar. 31, 2023	Mar. 31, 2024
Inventories	2,167,184	2,442,969

4.	Recoverable amount of non-financial assets: Yen (millions)

	Mar. 31, 2023	Mar. 31, 2024
Equipment on operating leases	4,726,292	5,202,768
Property, plant and equipment	3,168,109	3,234,413
Intangible assets	870,900	999,689

5.	Measurement of provisions: Yen (millions)

	Mar. 31, 2023	Mar. 31, 2024
Provisions	632,870	951,723

6.	Measurement of net defined benefit liabilities (assets): Yen (millions)

	Mar. 31, 2023	Mar. 31, 2024
Retirement benefit assets	180,700	148,296
Retirement benefit liabilities	255,852	284,844

Retirement benefit assets is included in other non-current assets in the consolidated statements of financial position.

7.	Recoverability of deferred tax assets: Yen (millions)

	Mar. 31, 2023	Mar. 31, 2024
Deferred tax assets	105,792	170,856
Deferred tax liabilities	877,300	855,067

8.	Likelihood and magnitude of outflows of resources embodying economic benefits required to settle contingent liabilities

(1)	Claims and Lawsuits

Honda is subject to potential liability under various lawsuits and claims. Honda recognizes a provision for loss contingencies when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recognized for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and provision. Punitive damages are claimed in certain of these lawsuits.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position or results of operations.

(2)	Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arises. However, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

Notes to Consolidated Statements of Financial Position:

1. The allowance for assets are as follows: Yen (millions)

	Mar. 31, 2023	Mar. 31, 2024
The allowance for doubtful trade receivables	8,620	8,402
The allowance for credit losses for receivables from financial services	48,652	68,999
The allowance for doubtful other financial assets	2,988	2,748

2. Net book value of pledged assets and secured liabilities are as follows: Yen (millions)

	Mar. 31, 2023	Mar. 31, 2024
Pledged assets:
Trade receivables	20,811	34,137
Receivables from financial services	944,414	1,520,521
Inventories	—	4,117
Equipment on operating leases	133,936	86,455
Property, plant and equipment	2,293	2,491
Secured liabilities:
Financing liabilities (Current liabilities)	589,822	819,418
Financing liabilities (Non-current liabilities)	455,284	728,470

3. The accumulated depreciation and impairment losses for assets are as follows: Yen (millions)

	Mar. 31, 2023	Mar. 31, 2024
Equipment on operating leases	1,540,661	1,475,939
Property, plant and equipment	7,025,082	7,770,475

4. Honda has entered into various guarantee agreements which are primarily for employee bank loans to cover their housing costs as follows: Yen (millions)

	Mar. 31, 2023	Mar. 31, 2024
Bank loans of employees for their housing costs	5,988	5,034

If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is shown above. As of March 31, 2024, no amount has been accrued for any estimated losses under these obligations, as it is probable that the employees will be able to make all scheduled payments.

Notes to Consolidated Statements of Changes in Equity:

	Mar. 31, 2023	Mar. 31, 2024
1. The number of shares outstanding	1,811,428,430	5,280,000,000

	Mar. 31, 2023	Mar. 31, 2024
2. The number of treasury shares	147,087,841	451,092,624

3.

The total amount of dividends for the fiscal year ended March 31, 2024 was JPY 241,865 million. The Company distributes year-end cash dividends of JPY 188,418 million to the shareholders of record as of March 31, 2024.

Notes:	1.	As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023.
	2.	The Company cancelled 154,285,290 shares of treasury stock as of February 29, 2024, in accordance with a resolution of the Board of Directors on February 8, 2024.
	3.	During the fiscal year ended March 31, 2024, the Company acquired 164,537,600 shares of treasury shares through open market purchase, in accordance with a resolution of the Board of Directors. The number of the acquired shares reflects the number of shares after taking into consideration of the stock split.

Note on Financial Instruments:

Current Status of Financial Instruments

1.	Risk Management

Honda has manufacturing operations throughout the world and sells products and components to various countries. In the course of these activities, Honda holds trade receivables arising from business activities, receivables from financial services, trade payables, and financing liabilities, and is thus exposed to market risk, credit risk, and liquidity risk associated with the holding of such financial instruments.

These risks are evaluated by Honda through periodic monitoring.

2.	Market Risk

Honda is exposed to the risk that the fair value or future cash flows of a financial instrument fluctuates because of changes in foreign currency exchange rates and interest rates.

Honda uses derivatives that consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements, and interest rate swap agreements to reduce primarily the risk that future cash flows of a financial instrument fluctuate because of changes in foreign currency exchange rates and interest rates.

Derivatives are used within the scope of actual demand in accordance with risk management policies. In addition, Honda does not hold any derivatives for trading purposes.

3.	Credit Risk

Honda is exposed to the risk that one party to a financial instrument causes a financial loss for the other party by failing to discharge an obligation. Honda reduces the risk of financial assets other than derivatives in accordance with credit administration rules. Honda reduces the risk of derivatives by limiting the counterparties to major international banks and financial institutions that meet internally established credit guidelines.

4.	Liquidity Risk

Honda raises funds by commercial paper, bank loans, medium-term notes, corporate bonds, securitization of finance receivables and equipment on operating leases. Honda is exposed to liquidity risk that Honda would not be able to repay liabilities on the due date due to the deterioration of the financing environment.

Exposure to liquidity risk is managed by maintaining sufficient capital resources, a sufficient level of liquidity, and a sound balance sheet.

Fair Value of Financial Instruments

1.	Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety. Honda recognizes the transfers between the levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

2.	Method of Fair Value Measurement

The fair values of assets and liabilities are determined based on relevant market information and through the use of an appropriate valuation method.

The measurement methods and assumptions used in the measurement of assets and liabilities are as follows:

(Cash and cash equivalents, trade receivables and trade payables)

The fair values approximate their carrying amounts due to their short-term maturities.

(Receivables from financial services)

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities. Fair value measurement for receivables from financial services is classified as Level 3.

(Debt securities)

Debt securities consist mainly of mutual funds, corporate bonds, local bonds and auction rate securities.

The fair value of mutual funds with an active market is measured by using quoted market prices. Fair value measurement for mutual funds with an active market is classified as Level 1.

The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurements for corporate bonds and local bonds are classified as Level 2.

The subsidiary’s auction rate securities are A to AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and the United States government, and guaranteed at approximately 95% by the United States government. To measure fair value of auction rate securities, Honda uses a third-party developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

(Equity securities)

The fair value of equity securities with an active market is measured by using quoted market prices. Fair value measurement for equity securities with an active market is classified as Level 1.

The fair value of equity securities with no active market is measured mainly by using a discounted cash flow method, a comparable company valuation method and other appropriate valuation methods. Fair value measurement for equity securities with no active market is classified as Level 3. In addition, in the case that cost represents the best estimate of fair value, fair value for the equity securities with no active market is measured at cost.

Cash flow forecasts and discount rate for the discounted cash flow model and price book-value ratio (PBR) of a comparable company for the comparable company valuation method are used as significant unobservable inputs in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as Cash flow forecasts increase (decrease), discount rate decline (rise) and PBR of a comparable company rise (decline). Such fair value measurements are conducted in accordance with the group accounting policy approved by the appropriate person of authority and based upon valuation methods determined by personnel in accounting divisions of Honda.

(Derivatives)

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements and interest rate swap agreements.

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as interest rates and foreign exchange rates. Fair value measurements for these derivatives are classified as Level 2.

The credit risk of the counterparties is considered in the valuation of derivatives.

(Financing liabilities)

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities. Fair value measurement of financing liabilities is mainly classified as Level 2.

3.	Assets and liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis consist of the following: Yen (millions)

Year ended March 31, 2023

	Level 1	Level 2	Level 3	Total
Other financial assets
Financial assets measured at fair value through profit or loss
Derivatives
Foreign exchange products	—	29,026	—	29,026
Interest rate products	—	151,242	—	151,242
Other	—	—	5,700	5,700

Total	—	180,268	5,700	185,968

Debt securities	43,264	53,634	5,074	101,972
Financial assets measured at fair value through other comprehensive income
Debt securities	—	26,555	—	26,555
Equity securities	325,318	—	149,820	475,138

Total	368,582	260,457	160,594	789,633

Other financial liabilities
Financial liabilities measured at fair value through profit or loss
Derivatives
Foreign exchange products	—	95,412	—	95,412
Interest rate products	—	141,786	—	141,786
Other	—	5,770	—	5,770

Total	—	242,968	—	242,968

Total	—	242,968	—	242,968

There were no transfers between Level 1 and Level 2 for the fiscal year ended March 31, 2023.

Year ended March 31, 2024

	Level 1	Level 2	Level 3	Total
Other financial assets
Financial assets measured at fair value through profit or loss
Derivatives
Foreign exchange products	—	80,347	—	80,347
Interest rate products	—	108,034	—	108,034
Other	—	—	5,806	5,806

Total	—	188,381	5,806	194,187

Debt securities	55,265	63,886	4,542	123,693
Financial assets measured at fair value through other comprehensive income
Debt securities	—	30,567	—	30,567
Equity securities	407,489	—	115,214	522,703

Total	462,754	282,834	125,562	871,150

Other financial liabilities
Financial liabilities measured at fair value through profit or loss
Derivatives
Foreign exchange products	—	100,708	—	100,708
Interest rate products	—	133,381	—	133,381
Other	—	2,503	—	2,503

Total	—	236,592	—	236,592

Total	—	236,592	—	236,592

There were no transfers between Level 1 and Level 2 for the fiscal year ended March 31, 2024.

4.	Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost are as follows: Yen (millions)

	Mar. 31, 2023		Mar. 31, 2024
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Receivables from financial services	5,894,752	5,696,283	8,175,270	7,964,497
Debt securities	85,235	85,235	69,751	69,751
Financing liabilities	7,665,168	7,440,205	10,163,557	10,008,013

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

Notes to Information about Per Common Share:

Equity per share attributable to owners of the parent and basic earnings per share attributable to owners of the parent are as follows: Yen

	Mar. 31, 2023	Mar. 31, 2024
Equity per share attributable to owners of the parent	2,239.98	2,629.37
Basic earnings per share attributable to owners of the parent	128.01	225.88

Equity per share attributable to owners of the parent has been computed by dividing equity attributable to owners of the parent by the number of shares outstanding at the end of the period. The numbers of shares outstanding at the end of the years ended March 31, 2023 and 2024 were 4,993,021,767 and 4,828,907,376, respectively.

Basic earnings per share attributable to owners of the parent has been computed by dividing earnings attributable to owners of the parent by the weighted average number of shares outstanding during the period. The weighted average numbers of shares outstanding for the years ended March 31, 2023 and 2024 were 5,088,921,345 and 4,901,560,332, respectively. There were no significant potentially dilutive common shares outstanding for the years ended March 31, 2023 or 2024.

Note:	As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023. Equity per share attributable to owners of the parent and basic earnings per share attributable to owners of the parent are calculated based on the assumption that the stock split had been implemented at the beginning of the year ended March 31, 2023.

Notes to Sales Revenue:

1.	Disaggregation of revenue

Based on Honda’s organizational structure and characteristics of products and services, Honda discloses segment information in four categories: Reportable segments of the Motorcycle business, the Automobile business, the Financial Services business, and other segments that are not reportable. The other segments are combined and disclosed in Power Products and Other businesses.

The sales revenue disaggregated by geographical markets based on the location of the customer and the reconciliation of the disaggregated sales revenue with the four reportable segments for the years ended March 31, 2023 and March 31, 2024 are as follows:

Year ended March 31, 2023

	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Total
Revenue recognized from contracts with customers
Japan	109,393	1,375,593	158,653	89,627	1,733,266
North America	306,725	5,985,958	1,341,863	182,126	7,816,672
Europe	250,088	332,928	—	94,328	677,344
Asia	1,739,330	2,523,613	29	55,354	4,318,326
Other Regions	502,917	360,299	—	29,464	892,680

Total	2,908,453	10,578,391	1,500,545	450,899	15,438,288

Revenue recognized from other sources*	530	15,128	1,453,553	226	1,469,437

Total	2,908,983	10,593,519	2,954,098	451,125	16,907,725

Year ended March 31, 2024

	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Total
Revenue recognized from contracts with customers
Japan	113,746	1,586,358	172,072	87,072	1,959,248
North America	335,545	8,503,602	1,487,948	138,760	10,465,855
Europe	351,850	506,731	—	84,459	943,040
Asia	1,792,327	2,446,250	5	55,898	4,294,480
Other Regions	625,585	498,506	—	26,001	1,150,092

Total	3,219,053	13,541,447	1,660,025	392,190	18,812,715

Revenue recognized from other sources*	1,115	26,118	1,588,783	71	1,616,087

Total	3,220,168	13,567,565	3,248,808	392,261	20,428,802

Note:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.

2.	Basic information for understanding revenue

Basic information for understanding revenue is as stated in “13. Sales Revenue” under Material Accounting Policy.

Notes to Significant Subsequent Event:

Acquisition of the Company’s Own Shares

The Board of Directors of the Company, at its meeting held on May 10, 2024, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 36 of the Company’s Articles of Incorporation.

1.	Reason for acquisition of own shares

The Company will acquire its own shares for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.

2.	Details of the acquisition

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 180,000,000 shares (3.7 % of total number of issued shares (excluding treasury stock))

(3)	Total amount of shares to be acquired:

Up to 300,000 million yen

(4)	Period of acquisition:

Starting on May 13, 2024 and ending on March 31, 2025

(5)	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on a discretionary trading contract regarding acquisition of own shares

Regarding the Notes for the Previous Fiscal Year:

The notes for the previous fiscal year are contained as additional information for reference.

Figures for the previous fiscal year reflect the effect of changes in estimates related to product warranty expenses that occurred after the issuance of the consolidated financial statements prepared in accordance with the Companies Act.

Independent Auditor’s Report

To the Board of Directors of Honda Motor Co., Ltd.:

Opinion

We have audited the consolidated financial statements, which comprise the consolidated statement of financial position, the consolidated statement of income, the consolidated statement of changes in equity and the related notes of Honda Motor Co., Ltd. (“the Company”) and its consolidated subsidiaries (collectively referred to as “the Group”), as at March 31, 2024 and for the year from April 1, 2023 to March 31, 2024 in accordance with Article 444-4 of the Companies Act.

In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under International Financial Reporting Standards, present fairly, in all material respects, the consolidated financial position and the results of operations of the Group for the period, for which the consolidated financial statements were prepared.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The other information comprises the business report and its supplementary schedules. Management is responsible for the preparation and presentation of the other information. The audit committee is responsible for overseeing the directors and officers’ performance of their duties with regard to the design, implementation and maintenance of the reporting process for the other information.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Management and the Audit Committee for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under International Financial Reporting Standards.

The audit committee is responsible for overseeing the directors and officers’ performance of their duties with regard to the design, implementation and maintenance of the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of our audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of the audit is not to express an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate whether the presentation and disclosures in the consolidated financial statements are in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under International Financial Reporting Standards, the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit, significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

Interest required to be disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Company and its subsidiaries which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Readers of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act for the conveniences of the readers.

Isao Kamizuka

Designated Engagement Partner

Certified Public Accountant

Takeshi Kamada

Designated Engagement Partner

Certified Public Accountant

Ryosuke Kikuchi

Designated Engagement Partner

Certified Public Accountant

KPMG AZSA LLC

Tokyo Office, Japan

May 14, 2024

Audit Report of the Audit Committee

Mr. Toshihiro Mibe

Director,

President and Representative Executive Officer of

Honda Motor Co., Ltd.

Audit Report

The Audit Committee audited the performance of duties by the Directors and the Executive Officers for the 100th fiscal year from April 1, 2023 to March 31, 2024, and hereby reports on the methods and results of the audit as follows.

1. Auditing Methods and Details of Such Methods

With respect to the resolutions of the meetings of the Board of Directors on matters set forth in Article 416, Paragraph 1, Item 1 (b) and (e) of the Company Law and the systems established based on such resolutions (Internal Control System), the Audit Committee received reports periodically from the Directors and Executive Officers and other employees, etc. regarding its establishment and operation status, sought explanations as necessary and expressed opinions, and conducted audits using the following methods.

(1)

Audit Committee Members, in accordance with the auditing standards of the Audit Committee, following the auditing policies, assignment of duties and other relevant matters, coordinated with the internal audit divisions, etc. participated in important meetings, received reports from Directors and Executive Officers, etc. on the performance of their duties, sought explanations as necessary, examined important documents on business decisions, etc., and surveyed the status of operations and assets concerning the head office and principle business offices. With respect to subsidiaries, the Audit Committee communicated and exchanged information with Directors and Corporate Auditors of subsidiaries, and received business reports from subsidiaries as necessary.

(2)

Monitored and verified whether the Accounting Auditor maintained its independence and implemented appropriate audits, and received reports from the Accounting Auditor regarding the performance of its duties and sought explanations as necessary. In addition, the Audit Committee received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Company Accounting Regulations) is established in accordance with the “Quality Control Standards Regarding Audits” (Business Accounting Council), etc., and sought explanations as necessary.

Based on the above methods, Audit Committee Members examined the business report and the supplementary schedules thereto, unconsolidated financial statements (unconsolidated balance sheets, unconsolidated statement of income, unconsolidated statements of changes in net assets and notes to the unconsolidated financial statements) and the supplementary schedules thereto, and the consolidated financial statements (the consolidated statements of financial position, the consolidated statement of income, the consolidated statements of changes in equity and notes to consolidated financial statements) for the fiscal year ended March 31, 2024.

2. Results of Audit

(1)	Results of Audit of Business Report, etc.

1)	The business report and the supplementary schedules thereto fairly represent the status of the Company in accordance with the applicable laws and regulations and Articles of Incorporation.

2)	No misconduct or material violation of laws, regulations or the Articles of Incorporation was found with regard to the performance of duties by the Directors or the Executive Officers.

3)

The content of the resolution of the Board of Directors regarding the Internal Control Systems is appropriate. In addition, no matters were found for comment with regard to the content of the business report as it is related to Internal Control Systems or with regard to the performance of duties by the Directors or the Executive Officers.

(2)	Results of Audit of unconsolidated financial statements and the supplementary schedules thereto.

The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA LLC, are appropriate.

(3)	Results of Audit of consolidated financial statements.

The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA LLC, are appropriate.

May 14, 2024

Audit Committee

Honda Motor Co., Ltd.

Audit Committee Member (Chairperson)	Yoichiro Ogawa (Seal)
Full-time Audit Committee Member	Asako Suzuki (Seal)
Full-time Audit Committee Member	Masafumi Suzuki (Seal)
Audit Committee Member	Kunihiko Sakai (Seal)
Audit Committee Member	Ryoko Nagata (Seal)

Note:	Audit Committee Members Yoichiro Ogawa, Kunihiko Sakai and Ryoko Nagata are Outside Directors, as set forth in Article 2, Item 15 and Article 400, Paragraph 3 of the Company Law.

- End -

Honda Motor Co., Ltd.